Fitch Ratings, Inc.

2017 Form NRSRO Annual Certification

Exhibit 7.   Policies and procedures to address and manage conflicts of interest.

The following policies and procedures have been established, and are maintained and enforced by Fitch to address and manage the conflicts of interest identified in Exhibit 6 and may be accessed at https://www.fitchratings.com/site/ethics.

- *Code of Conduct*

- *Policy on Segregation of Commercial & Analytical Activities*

- *Firewall Policy*

- *Global Securities Trading and Conflicts of Interest Policy*

- *Rating Solicitation and Participation Disclosure Policy*

- *Policy on Complaint Handling*

- *Policy on Restrictions on Advising Issuers and Others*

- *Statement on "Definition of Ancillary Business"*

- *Rotation Policy*

- *Look Back Procedure Reviewing Analytical Work of Leavers*

FitchRatings

Code of Conduct

Updated: February 26, 2016

Table of Contents

1. Introduction 2

    1.1.   General...2

    1.2.   Ratings..2

    1.3.   Risk Management 2

    1.4.   Training 3

2. Code of Conduct...3

    2.1.   Quality and Integrity of the Rating Process 3

    2.2.   Independence and Avoidance of Conflicts of Interest....................................7

    2.3.   Responsibilities to the Investing Public and Issuers 11

    2.4.   Disclosure of this Code and Communication with Market Participants 14

3. What Fitch Expects of Issuers 14

4. Disclaimers 15

1. Introduction

1.1.   General

Fitch Ratings, Inc. and each of its subsidiaries, including Fitch Ratings Ltd., that issue ratings under the trade name Fitch Ratings (each individually a "**Fitch Ratings Company**" and collectively "**Fitch**") are committed to providing the world's securities markets with objective, timely, independent, and forward-looking credit opinions. Fitch is dedicated to several core principles — objectivity, independence, integrity, and transparency. Investor confidence in Fitch's ratings and research is difficult to win, and easy to lose, and Fitch's continued success is dependent on that confidence.

Fitch expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, and to comply with all applicable laws, rules and regulations, and all policies and procedures adopted by Fitch, that govern the conduct of Fitch employees. Each employee is personally responsible for maintaining the highest levels of integrity to preserve the trust and confidence of global investors.

Fitch's Chief Executive Officer, Fitch's President, or any person designated by either of them for purposes of interpreting Fitch's Code of Ethics shall be able to interpret this Code and any related policies and procedures and shall be able to approve in writing any exceptions to this Code or any of the related policies and procedures. Notice of all such exceptions shall be provided to the Chief Compliance Officer or their designee for receipt of such notices prior to or at the time the exception is approved.

1.2.   Ratings

Fitch publishes opinions on a variety of scales, the most common of which are credit ratings. Credit ratings are opinions on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims, or counterparty obligations. Ratings are limited by their respective definitions, which are available on Fitch's free public website at www.fitchratings.com.

Ratings may apply to a variety of entities, including sovereigns, financial institutions, and corporations, and to the securities or other obligations they issue, as well as to structured finance securities backed by receivables and other financial assets. Ratings may also reflect the financial strength of insurance companies, banks, and financial guarantors.

1.3.   Risk Management

Fitch's risk management function is comprised of individuals with the appropriate experience to identify, assess, monitor, and report on risks arising from Fitch's activities, including, but not limited to legal, reputational, operational, and strategic risk. The risk management function has a reporting line independent of its analytical and commercial groups, and provides periodic updates to the Board to assist the Board in assessing the adequacy of Fitch's policies, procedures, and internal controls. The Board updates also facilitate the documentation, enforcement, and management of the policies, procedures, and controls specified in the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.

1.4.   Training

Fitch's framework of policies, procedures, and controls, requires employees to receive formal periodic training at reasonably regular intervals. The subject matter covered by the training is specific to each employee's responsibilities and addresses as applicable, this Code, credit rating methodologies, the laws governing credit rating activities, policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments. Fitch's training requirements also cover applicable policies and procedures for handling confidential and material non-public information. The policies, procedures, and controls include specific measures intended to ensure that employees undergo required training.

2. Code of Conduct

2.1.   Quality and Integrity of the Rating Process

A.   Quality of the Rating Process

2.1.1. Ratings are Fitch's opinions about future creditworthiness. They do not provide a guarantee of future performance of the rated entity or instrument.   The performance of ratings should instead be assessed on whether they have been assigned in accordance with Fitch's methodologies and established policies and procedures.

2.1.2. Fitch shall use rating methodologies and criteria that are rigorous, systematic and, where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

2.1.3. The rating analysis and any rating action shall be based upon criteria and methodologies established by Fitch.   Analysts shall apply a given criteria or methodology in a consistent manner, as determined by Fitch.

2.1.4. Ratings and rating outlooks shall be assigned by Fitch and not by any individual analyst employed by Fitch. Ratings shall reflect the consideration of all information known to the relevant rating committee, and believed by such rating committee to be relevant, of sufficient quality and from reliable sources, in a manner generally consistent with Fitch's established criteria and applicable rating methodologies. Fitch shall use people who, individually or collectively (particularly where rating committees are used) have appropriate knowledge and experience in developing a rating opinion for the type of rating being considered.

2.1.5. Fitch shall maintain internal records to support its ratings and rating outlooks in accordance with its policies and applicable laws, rules, and regulations. Additionally, Fitch has established guidelines for the management, maintenance, and orderly disposition of all records, including records relating to the policies, procedures, criteria, and methodologies used to determine credit ratings and the standards of training, experience, and competence for credit analysts.

2.1.6. Fitch and its analysts shall take steps to avoid issuing any credit analyses or reports that knowingly contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or obligation.

2.1.7. Fitch shall ensure that it has and devotes sufficient resources to carry out and maintain high-quality credit ratings. When deciding whether to rate or continue rating an obligation or issuer, Fitch shall assess whether it is able to devote sufficient personnel with sufficient skill sets to take a proper rating action and whether its personnel are likely to have access to sufficient information needed in order to take such action. Fitch shall adopt reasonable measures so that the information it uses in assigning and maintaining ratings is of sufficient quality to support a credible rating. If the rating or a rating outlook involves a type of structured financial product presenting limited historical data (such as an innovative financial vehicle), Fitch shall disclose, clearly and in a prominent place, such limitation.

2.1.7.1. Fitch has established a review function comprised of one or more senior personnel with the appropriate experience, to review the feasibility of providing a rating for a type of structure that is materially different from the structures Fitch has previously rated.

2.1.7.2. Fitch has established and shall implement a rigorous and formal review function responsible for periodically reviewing all aspects of its credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. This function is separate from the business lines that are principally responsible for rating various classes of issuers and obligations.

2.1.7.3. Fitch shall assess whether existing methodologies and models used in the process of determining ratings of structured products remain appropriate when Fitch has determined that the risk characteristics of the assets underlying the relevant structured product have changed materially. Fitch shall refrain from issuing a rating in the case of a new, complex type of structured product, unless Fitch has determined that it has sufficient information and expertise to analyze the product.

2.1.8. Fitch shall structure its rating teams to promote continuity and avoid bias in the rating process.

B.   Monitoring and Updating

2.1.9. Fitch shall ensure that adequate personnel and financial resources are allocated to monitoring and updating its ratings. Except for point-in-time ratings that Fitch clearly identifies as such, once a rating is published Fitch shall, in accordance with its established policies and procedures on surveillance and based solely upon information it receives from issuers and other public information sources, monitor on an ongoing basis and update the rating by:

- Regularly reviewing the issuer's creditworthiness;

- Initiating a review of the rating upon becoming aware of any information that it believes might reasonably be expected to result in a rating action (including withdrawal of a rating), consistent with the relevant criteria and methodologies; and

- Updating on a timely basis the rating, as appropriate, based on the results of any such review.

Where appropriate, subsequent monitoring should incorporate all cumulative experience obtained. Changes in Fitch's criteria and assumptions shall be applied, where appropriate, to both existing ratings and subsequent ratings.

In cases where Fitch uses separate analytical teams for determining initial ratings and for subsequent monitoring of structured finance products, each team shall have the requisite level of expertise and resources to perform its respective functions in a timely manner.

2.1.10. Fitch reserves the right to withdraw any rating at any time for any reason, including withdrawal without notice, if a rating committee concludes that Fitch lacks sufficient information to maintain the rating or that any information provided to Fitch is unreliable. In the event a public rating is withdrawn, Fitch shall publish an appropriate commentary that includes the current rating(s) and states that the rating(s) has/have been withdrawn and that Fitch will no longer provide the rating(s) or analytical coverage of the issuer.

C.   Integrity of the Rating Process

2.1.11. Fitch and its employees shall comply with all applicable laws and regulations governing its activities in each jurisdiction in which it operates.

2.1.12. Fitch and its employees shall deal fairly and honestly with issuers, investors, other market participants and the public.

2.1.13. Fitch's analysts shall be held to high standards of integrity, and, subject to applicable law, Fitch shall not knowingly employ individuals where there is evidence that they have compromised integrity.

2.1.14. Fitch and its employees shall not, either implicitly or explicitly, give any assurance or guarantee of a particular rating prior to the final rating decision being taken in accordance with Fitch's established policies and procedures. Nothing in this Code shall preclude Fitch from continuing to provide rating assessments and credit assessments — that is, an assessment of creditworthiness that does not constitute a rating in that the analysis is based on hypothetical scenarios and/or limited information.

2.1.15. Fitch's analysts are prohibited from making proposals or recommendations regarding the activities of rated entities or obligors that could impact a credit rating of the rated entity or obligation, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products. Consistent with this prohibition, in assessing the credit risk of a structured finance transaction, Fitch's analysts may properly hold a series of discussions with an issuer or its agents in order to: (1) understand and incorporate into their analysis the particular facts and features of the structured finance transaction, and any modification, as proposed by the issuer or its agents; and (2) explain to the issuer or its agents the rating implications of Fitch's methodologies as applied to the issuer's proposed facts and features.

2.1.16. Fitch's Chief Compliance Officer and staff oversee compliance with this Code, the policies referred to in this Code and applicable laws, rules, and regulations. The Chief Compliance Officer, and any member of the compliance staff, shall not vote on any rating committees and shall not report to any party responsible for the operational management of the rating function. Their compensation shall be independent of Fitch's rating operations.   The Chief Compliance Officer also oversees the design, implementation, and performance of a periodic review and testing process through which compliance with this Code and the policies and procedures of Fitch shall be thoroughly assessed.

2.1.17. Fitch's employees are not expected to be experts in the law.   Nonetheless, its employees are expected to report to the Chief Compliance Officer, or their designee, the activities about which they have knowledge that a reasonable person would question as a potential violation of this Code or applicable law. The Chief Compliance Officer, or their designee, shall determine the merits of the situation and, if warranted, take appropriate action, as determined by Fitch's policies and procedures and applicable laws, rules and regulations of the relevant jurisdiction. Any employee who, in good faith, makes such a report shall not be retaliated against by Fitch or any other employees of Fitch. The Chief Compliance Officer has established and shall maintain procedures for employees to report any illegal, unethical, or inappropriate conduct, including, to the extent practical, through various telephonic and electronic means, on both an anonymous and a disclosed basis. Failure by any Fitch employee to comply with the provisions of this Code may result in disciplinary action being taken against the employee, including the dismissal of the employee.

2.2. Independence and Avoidance of Conflicts of Interest

A. General

2.2.1. Fitch shall not forbear or refrain from taking a rating action based on the potential effect (economic, political or otherwise) of the rating action on Fitch, an issuer, an investor, a subscriber or other market participant.

2.2.2. Fitch and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity. All employees shall comply with the provisions of the Global Securities Trading and Conflicts of Interest Policy, which is available on Fitch's free public website, www.fitchratings.com.

2.2.3. The determination of a rating shall be influenced only by factors known to the relevant rating committee and believed by it to be relevant to such rating.

2.2.4. The rating or rating action Fitch assigns to an issuer or security shall not be affected by the existence of or potential for a business relationship between Fitch (or its affiliates or shareholders) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship. The following actions are prohibited:

- Conditioning or threatening (directly, indirectly, or implicitly) to condition the issuance of a rating on the purchase of any other products or services of Fitch;

- Issuing, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to issue a rating that is not determined in accordance with Fitch's established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch;

- Modifying, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to modify a rating that is not determined in accordance with Fitch's established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch; and

- Issuing or threatening (either directly, indirectly or implicitly) to issue a lower rating, lowering or threatening (either directly, indirectly or implicitly) to lower an existing rating, refusing to issue a rating, or withdrawing or threatening (either directly, indirectly or implicitly) to withdraw a rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by Fitch, where such practice is engaged in by Fitch for an anticompetitive purpose.

2.2.5. Fitch shall separate, operationally, legally, and physically, where practicable, its rating business and rating analysts from any other Fitch businesses, including consulting businesses, that may present a conflict of interest. Fitch has published and shall maintain a formal Firewall Policy governing firewalls and operations between Fitch and its non-rating affiliates to mitigate potential conflicts of interest. This policy is available on Fitch's free public website, www.fitchratings.com. Fitch shall ensure that ancillary business operations, which do not necessarily present conflicts of interest with Fitch's rating business, have in place procedures and mechanisms designed to minimize the likelihood that conflicts of interest will arise or to appropriately manage those conflicts that may arise. Fitch defines what it considers, and does not consider, to be an ancillary business and why, in Fitch's Statement on "Definition of Ancillary Business", available on Fitch's free public website, www.fitchratings.com.

B.   Procedures and Policies

2.2.6. Fitch has adopted written internal procedures and mechanisms to (1) identify and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the opinions and analyses Fitch makes or the judgment and analyses of the individuals Fitch employs who are directly involved in credit rating activities or who approve credit ratings and rating outlooks. Fitch will disclose such conflict avoidance and management measures.

2.2.7. Fitch's disclosures of known actual and potential conflicts of interest shall be timely, clear, concise, specific, and prominent.

2.2.8. The general nature of Fitch's compensation arrangements with rated entities is as follows: Fitch shall make every effort to manage the potential conflict arising from the payment of fees by issuers and ensure that Fitch's receipt of fees from issuers does not impair the independence, objectivity, or integrity of its ratings and rating actions. Fitch shall maintain a set fee schedule and make it available to all issuers and their agents, provided, however, that Fitch reserves the right to periodically revise its fee schedule without prior notice. Fitch shall not base any fees on the success of a bond issue or the issuer achieving any particular rating or other result.   Fitch shall disclose in all of its published research that Fitch is paid fees by the issuers it rates, as well as its range of fees. Any issuer may terminate its fee arrangement with Fitch without fear that its rating will be lowered for that reason.   Fitch, however, reserves the right to withdraw any rating at any time for any other reason, including if Fitch deems there is insufficient market interest in the rating or insufficient information to maintain the rating, or both.

- If Fitch were to receive from a rated entity compensation unrelated to Fitch's ratings and routine subscription and license fees for its published research and data, such as compensation for consulting services, Fitch shall disclose the proportion such non-rating fees constitute against the fees Fitch receives from the entity for ratings and routine subscriptions and licenses.

- Fitch Ratings, Inc. shall disclose if it receives 10 percent or more of its total net revenue (the "**Ten Percent Threshold**") for a fiscal year from a single issuer, originator, arranger or subscriber.

- Fitch shall also make any other disclosures concerning revenues or billings at the relevant Fitch subsidiary as required by applicable regulation.

- Fitch shall encourage issuers and originators of structured finance products to disclose publicly all relevant information with respect to such products to enable investors to conduct their own analyses independently of that of rating agencies. As specified in Section 3.6 below, Fitch expects that such public disclosure will happen.

2.2.9. Fitch's employees, and in some cases family members of the employee (e.g., spouse, domestic partner, or dependent), shall not hold or transact in trading instruments or engage in any securities trading or other activities presenting conflicts of interest with their involvement in Fitch's rating activities.

2.2.10. If a rated entity (for example, a government or central bank) has, or is simultaneously pursuing, affiliated oversight functions related to Fitch, Fitch shall use different employees to conduct its rating actions with respect to such entity than those employees involved in its oversight issues.

C.   Analyst and Employee Independence

2.2.11. Reporting lines for Fitch employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

- Analysts shall not be compensated or evaluated on the basis of the amount of revenue that Fitch derives from issuers that the analyst rates or with which the analyst regularly interacts.

- Fitch shall conduct formal and periodic reviews of its compensation policies and practices for its analysts and other employees who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of Fitch's rating process.

2.2.12. Employees who are directly involved in the rating process shall not initiate, or participate in, discussions regarding fees or payments with any entity they rate.

2.2.13. Fitch analysts shall not hold or transact in a trading instrument issued by a rated entity, or by an issuer of a rated security, in the analyst's area of primary analytical responsibility; nor shall an analyst hold or transact in any security or derivative based on a security issued, guaranteed or otherwise supported by any entity within such analyst's area of primary analytical responsibility.

In addition, Fitch employees shall not participate in or otherwise influence the determination of Fitch's rating or rating outlook of any particular entity or obligation, if the employee and in some cases family members of the employee (e.g., spouse, domestic partner, or dependent):

- Owns securities or derivatives of the rated entity, other than holdings in diversified collective investment schemes;

- Owns securities or derivatives of any affiliate of a rated entity, the ownership of which may cause or may be perceived as causing a conflict of interest, other than holdings in diversified collective investment schemes;

- Has had a recent employment or other significant business relationship with the rated entity that may cause or may be perceived as causing a conflict of interest;

- Has a relative in a "Key Management Position" defined as a position held by a Fitch employee's spouse, partner, parent, child or sibling at a rated entity that includes a member of a board of directors or an equivalent position; an executive officer role, such as chairman, chief executive officer, president, chief legal officer, or chief operating officer; chief financial officer or a role that reports directly to the chief financial officer; treasurer or a role that reports directly to the treasurer; or a role in any capacity that interfaces with rating agencies ; or

- Has, or had, any other relationship with the rated entity or any affiliate thereof that may cause or may be perceived as causing a conflict of interest.

The forgoing shall not preclude an analyst from holding or trading a diversified collective investment scheme that owns a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility and/or a derivative based on a security issued, guaranteed or otherwise supported by any entity within such analyst's area of primary analytical responsibility.

2.2.14. Fitch employees are prohibited from soliciting money, gifts, or favors from anyone with whom Fitch does business and are prohibited from accepting gifts offered in the form of cash or any gifts exceeding a minimal monetary value.

2.2.15. Any Fitch analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated entity or agent of such entity within his or her area of analytic responsibility), shall, in accordance with Fitch's policies and procedures and subject to applicable law, disclose the relationship to the appropriate manager or officer of Fitch.

2.2.16. Fitch has established policies and related procedures for reviewing, as appropriate, the past work of analysts that leave the employ of Fitch and join an issuer that any such analyst has been significantly involved in rating or a financial firm with which any such analyst has had significant dealings as part of his or her duties at Fitch.

D. Analyst Rotation

2.2.17. In each jurisdiction where local law requires analysts in one or more asset classes to rotate coverage responsibilities, subject to Fitch's policies concerning analyst rotation, analysts may retain analytical responsibilities for rated entities for up to the maximum period allowed under applicable law.

2.2.18. In jurisdictions where is it not mandated to rotate analytical coverage responsibilities, Fitch may restrict the number of years that analysts may have analytical responsibilities for any rated entity, taking into consideration whether it is practicable and appropriate for the size and scope of its credit rating services.

2.2.19. Fitch shall publish on its free website, www.fitchratings.com, the applicable time limits for each jurisdiction in which Fitch maintains an analyst rotation system.

E. Fitch Restrictions

2.2.20. No Fitch Rating Company will hold or transact in trading instruments presenting a conflict of interest with Fitch's credit rating activities. (For the avoidance of doubt, this does not prevent Fitch from investing in diversified collective investment schemes, including managed funds, or in maintaining bank accounts and/or holdings and/or investments in financial instruments that are consistent with routine treasury or other ordinary course of business operations, or in insuring Fitch's business in the ordinary course.)

2.2.21. Fitch Ratings, Inc. shall neither issue nor maintain a credit rating solicited by a rated entity if the Ten Percent Threshold (as defined in section 2.2.8 above) is reached for such rated entity in the most recently ended fiscal year.

2.3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

2.3.1. Fitch shall make every reasonable effort to ensure that the time between a rating committee determining a final rating action and the distribution of that rating action and related commentary should be as short as reasonably possible.

2.3.2. Fitch's policy for distributing public ratings and the related commentary and updates is as follows: Fitch shall publish all public ratings and rating outlooks, and related rating actions and opinions, including any withdrawal of a rating, free of charge on a non-selective basis on its free public website, www.fitchratings.com. Simultaneously with the publication of any initial public rating or subsequent rating action, Fitch shall distribute an appropriate announcement of the rating or rating action, together with related commentary including rating outlooks, through the wire services and other media outlets as Fitch may determine are appropriate to disseminate ratings and rating actions.

2.3.3. Fitch shall indicate with each of its ratings when such rating (including rating outlooks) was last updated. Each rating announcement shall also indicate the principal methodology or methodology version that was used in determining the rating and where that methodology can be found. Where the rating is based, to a significant extent, on more than one methodology or where a review of only the principal methodology might cause financial market professionals to overlook other important aspects of the rating, Fitch shall indicate where the different methodologies and other important aspects, as the case may be, that were factored into the rating decision can be found.

2.3.4. Except for private ratings provided only to the requesting party, Fitch shall disclose to the public, on a non-selective basis and free of charge, any rating or rating outlook regarding publicly issued securities, or public issuers themselves, as well as any subsequent decisions to withdraw such a rating, if the rating action is based in whole or in part on material non-public information.

2.3.5. Fitch shall base its rating analyses and rating decisions, which are Fitch's opinions, upon Fitch's established criteria, methodologies, and ratings definitions, applied in a consistent manner. All rating criteria and methodologies shall be available on Fitch's free public website, www.fitchratings.com. Fitch's criteria, methodologies, and ratings definitions shall identify the specific factors that it considers during the rating and surveillance processes.

- Where Fitch assigns an initial rating to a structured finance product, it shall provide investors with sufficient information about its loss and cash-flow analysis so that a financial market professional can understand the basis for Fitch's rating. To the extent practical, Fitch shall also disclose the degree to which it analyzes how sensitive a rating of a structured finance product is to changes in Fitch's underlying rating assumptions.

- In its rating action commentary, Fitch shall differentiate its ratings of structured finance products from traditional corporate bond ratings through the inclusion of additional commentary or an appropriate modifier to the ratings. Fitch shall clearly define a given rating symbol and apply it in a consistent manner for all types of securities to which that symbol is assigned.

- Fitch shall clearly indicate the attributes and limitations of each rating or rating outlook and the limits to which Fitch verifies information provided to it by the issuer or originator of a rated security (as to which latter point, see Section 4.4 below).

2.3.6. When Fitch publishes a rating or rating outlook, or takes any other rating action with respect to a published rating or rating outlook, Fitch shall explain in the related commentary and reports the elements the rating committee found key to such rating or rating outlook or rating action, subject to any applicable laws with respect to the disclosure of confidential information and any restrictions imposed by applicable confidentiality agreements. Fitch shall always maintain complete editorial control over all rating actions, related commentaries and all of its other published materials, including all reports, criteria, methodologies, ratings definitions, and other policies and procedures. This control shall extend to when, and whether, Fitch shall take, or publish, any rating action.

2.3.7. To the extent reasonably feasible and appropriate, prior to issuing or revising a rating, Fitch shall provide the issuer advance notification of all rating actions and a copy of the commentary to be published with respect to such action, including the critical information and principal considerations upon which the rating decision has been based. Fitch provides such notification and related commentary solely to allow the issuer to check for factual accuracy or the presence of non-public information. Fitch shall duly evaluate any comments made by the issuer; however, the issuer may not propose any drafting or editorial changes to the commentary provided, other than to correct factual errors or remove references to non-public information. Fitch always retains the right to publish the commentary at the most appropriate time and in whatever form it deems most appropriate in its editorial judgment. In certain circumstances, Fitch in its sole discretion may decide not to provide such advance notification if timely dissemination of the rating committee decision would be compromised. In such cases, Fitch shall inform the issuer as soon as practical thereafter and, generally, shall explain the reason for not notifying the issuer. Subject to the exceptions set forth below, Fitch shall review any rating action when requested by an issuer to do so if the issuer provides to Fitch, in a timely manner, new or additional information that Fitch believes to be relevant to the rating. In certain event- or performance-driven situations, such as rating actions necessitated by an extraordinary transaction or event, or in the case of evidence of fraud, market manipulation, selective disclosure of the rating action or other inappropriate conduct, Fitch reserves the right to issue and publish a rating action without giving the issuer an opportunity to request such a review.

2.3.8. In order to promote transparency and to enable the market to best judge the aggregate performance of its ratings on debt instruments, Fitch, where possible, shall conduct periodic studies on the performance of Fitch-rated securities and issuers, including current and historical default rates by rating category and rating transition analyses. Fitch shall make all transition and default studies available on Fitch's free public website, www.fitchratings.com. Where feasible, this information shall include verifiable, quantifiable historical information about the performance of its ratings, organized and structured, and, where possible, standardized in such a way to assist financial market professionals in drawing performance comparisons between different rating agencies.

2.3.9. For each rating, Fitch shall, in accordance with its Rating Solicitation and Participation Disclosure Policy, make available on Fitch's free public website, www.fitchratings.com, the following disclosure (i) whether the issuer participated in the rating process; and (ii) the solicitation status of such rating.

2.3.10. Fitch shall review and update to the extent it deems appropriate its criteria and methodologies on a regular basis. Fitch shall publicly disclose any material modification to its methodologies and significant practices, procedures, and processes. Where feasible and appropriate, Fitch shall undertake to disclose planned material modifications prior to the effective dates of such modifications. Fitch shall consider the various uses of ratings before modifying its methodologies, practices, procedures, and processes.

B. The Treatment of Confidential Information

Fitch shall use, maintain, and protect confidential and/or material non-public information in accordance with its policies governing the treatment of confidential information and applicable laws, rules, and regulations.

2.4. Disclosure of this Code and Communication with Market Participants

2.4.1. This Code is based on the provisions of the IOSCO Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. Fitch will disclose on a timely basis any changes to this Code or to how this Code is implemented and enforced.

2.4.2. All market participants and the public are welcome to have a voice regarding Fitch and its policies, including raising any questions, concerns, or complaints they may have. Comments should be directed to the relevant Regional Credit Officer within the global Credit Policy Group, according to the location of the respondent. The Regional Credit Officers report directly to the Chief Credit Officer and, among their other responsibilities, are responsible for tracking comments from third parties and responding to inquiries. The Regional Credit Officers will notify Fitch's senior management of substantive third-party comments, which will be considered as Fitch formulates or revises its policies and procedures, or both. Contact information for the Regional Credit Officers is available on Fitch's free public website, www.fitchratings.com.

2.4.3. Fitch shall publish in a prominent position on the homepage of its free public website, www.fitchratings.com, links to: (1) this Code; (2) its methodologies; and (3) its transition and default studies.

3. What Fitch Expects of Issuers

3.1. Fitch expects that each issuer that has agreed to participate in the rating process, or its agents, will promptly supply to Fitch all information relevant to evaluating the ratings on such issuer or the relevant securities, including, without limitation, all material changes in any information previously provided, potential material events and the issuer's overall financial condition, which may require communication of non-public information to Fitch.

3.2. Fitch expects all such information to be timely, accurate, and complete in all respects.

3.3. Fitch expects issuers to respond to its questions as quickly as possible and to explain the reasons for any delay.

3.4. During any time period in which an issuer is reviewing commentary or reports to be published by Fitch, Fitch expects such issuer will not disclose the commentary or reports in advance of Fitch's publication or take advantage of the delay in publication in any way.

3.5. Should an issuer choose to stop cooperating with Fitch in the rating process, Fitch also reserves the right to continue to rate the issuer or any securities issued by the issuer, based on the information previously provided to Fitch by the issuer or its agents and any other public and/or non-public information available to Fitch.

3.6. Fitch expects that structured finance issuers and arrangers, and originators of structured finance products, will publicly disclose all relevant information regarding these products so that investors and other rating agencies can conduct their own analyses independently of the rating agency/agencies solicited by or on behalf of the issuers and/or originators to provide ratings.

4. Disclaimers

4.1. Fitch is publishing this Code on its free public website, www.fitchratings.com. However, with such publication, Fitch does not intend to assume, and is not assuming, any responsibility or liability to any party arising out of, or with respect to, this Code. This Code is not intended to, and does not, form a part of any contract with anyone, and no one shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. Fitch may amend this Code at its sole discretion, in any way Fitch sees fit at any time.

4.2. Users of ratings should be aware that Fitch's ratings are opinions reflecting the ability of an entity or a securities issue to meet financial commitments such as interest, preferred dividends and repayment of principal, in accordance with their terms. Ratings are not themselves facts and therefore cannot be described as being "accurate" or "inaccurate".

4.3. Credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of loss due to changes in interest rates and other market considerations.

4.4. In issuing and maintaining its ratings or rating outlooks, Fitch relies on factual information it receives from issuers, underwriters and from other sources Fitch believes to be credible. Fitch conducts a reasonable investigation of the factual information relied upon by it in accordance with its ratings methodology, and obtains reasonable verification of that information from independent sources, to the extent such sources are available for a given security or in a given jurisdiction.

4.5. The manner of Fitch's factual investigation and the scope of the third-party verification it obtains will vary depending on the nature of the rated security and its issuer, the requirements and practices in the jurisdiction in which the rated security is offered and sold and/or the issuer is located, the availability and nature of relevant public information, access to the management of the issuer and its advisers, the availability of pre-existing third-party verifications such as audit reports, agreed-upon procedures letters, appraisals, actuarial reports, engineering reports, legal opinions, and other reports provided by third parties, the availability of independent and competent third-party verification sources with respect to the particular security or in the particular jurisdiction of the issuer, and a variety of other factors.

4.6. Users of Fitch's ratings should understand that neither an enhanced factual investigation nor any third-party verification can ensure that all of the information Fitch relies on in connection with a rating will be accurate and complete. Ultimately, the issuer and its advisers are responsible for the accuracy of the information they provide to Fitch and to the market in offering documents and other reports. In issuing its ratings Fitch must rely on the work of experts, including independent auditors with respect to financial statements and attorneys with respect to legal and tax matters. Further, ratings are inherently forward-looking and embody assumptions and predictions about future events that by their nature cannot be verified as facts. As a result, despite any verification of current facts, ratings can be affected by future events or conditions that were not anticipated at the time a rating was issued or affirmed. If any such information should turn out to contain misrepresentations or to be otherwise misleading, the rating or rating outlook associated with that information may not be appropriate. The assignment of a rating to any issuer or any security should not be viewed as a guarantee of the accuracy, completeness or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

4.7. Fitch does not have a fiduciary relationship with any issuer, subscriber or other individual. Nothing is intended to or should be construed as creating a fiduciary relationship between Fitch and any issuer or between Fitch and any user of its ratings.

4.8. Ratings do not constitute recommendations to buy, sell or hold any security nor do they comment on the adequacy of market price, the suitability of any security for a particular investor or the tax-exempt nature or taxability of any payments of any security.

4.9. Ratings may be changed, qualified, placed on Rating Watch or withdrawn as a result of changes in, additions to, accuracy of, unavailability of or inadequacy of information or for any reason Fitch deems sufficient.

4.10. Fitch does not provide to any party any financial advice or legal, auditing, accounting, appraisal, valuation or actuarial services. A rating should not be viewed as a replacement for such advice or services.

4.11. The assignment of a rating by Fitch shall not constitute consent by Fitch to use its name as an expert in connection with any registration statement, offering document or other filings under any relevant securities laws.

Effective Date:	April 2005
Procedure Owners:	Compliance Department
Procedure Reviewers:	Jeff Horvath
Procedure Approver:	Executive Committee & Independent Directors of Fitch Ratings, Inc.
Version:	12
Last Updated:	February 26, 2016

Executive Summary

Objective: To set forth the requirements regarding the segregation of commercial and analytical activities.

Application: All Fitch Ratings employees globally.

Purpose: To ensure that Fitch Ratings' analytical activities and ratings decisions are independent and free from conflicts of interest arising out of business or financial considerations.

1.0 Introduction

1.1   Fitch Ratings, Inc. (together with all credit rating subsidiaries, "Fitch Ratings") is a commercial enterprise. It receives compensation from Rated Entities, Related Third Parties and other parties, in return for providing Rating and other similar analytical services.

1.2   When assigning its Ratings, Fitch Ratings may only consider those factors relevant to the creditworthiness of a Rated Entity or a Security. In particular, Ratings assigned to a Rated Entity or Security must not be affected by whether there is an existing or potential business relationship between Fitch Ratings (or its non-Rating affiliates) and the Rated Entity or any Related Third Party.

1.3   To manage potential conflicts of interest arising from employees in Fitch Ratings' Analytical Groups ("Analysts") being influenced by business or financial considerations, Fitch Ratings has established a separate Business and Relationship Management Group ("BRM"). BRM is responsible for carrying out all marketing and commercial activities on behalf of Fitch Ratings in a manner independent from its analytical activities.

1.4   This Policy sets forth certain restrictions, limitations and examples as to how to identify, eliminate or manage potential conflicts. However, it is not possible to account for all contingencies. Where this Policy does not address a particular issue, employees should let the principles set forth in the Code of Conduct guide their behavior, or seek guidance from Compliance.

1.5   For the avoidance of doubt, the fact that Analysts are aware generally that Fitch Ratings receives compensation for its analytical work does not mean that Analysts are influenced by business considerations.

2.0 Definitions

2.1   **"EU Public Rating"** means a Public Rating with respect to which the primary analyst, as that term is used in the Rating Process Manual, is employed by Fitch Ratings Ltd or one of its credit rating agency subsidiaries registered in the European Union ("EU") (including any branch of Fitch Ratings Ltd or any such subsidiary).

2.2   **"Global Group Head"**, who may also be a Senior Global Group Head, means an individual who has global management responsibility for a specific product area within an Analytical Group (i.e., Sovereigns, Insurance, Covered Bonds, International Public Finance, U.S. Public Finance, Global Infrastructure, FAM, Corporates, Banks and Structured Finance).

2.3 **"Market Share Information"** means the information as to the percentage of Ratings that Fitch Ratings' provides in or to a particular country, sector, product or other category or classification group.

2.4 "**Public Ratings**" are Ratings that are published by Fitch Ratings. They include indicative ratings, along with other new Ratings that Fitch Ratings has not yet published, if it is reasonably likely that the Rated Entity would convert them into a Public Rating in the next three months.

2.5 **"Private Ratings"** are Ratings that are not intended to be published by Fitch Ratings. They include indicative ratings, private point in time ratings, credit opinions, preliminary ratings and Rating Assessment Services along with other new Ratings that Fitch Ratings has not yet published, if it is reasonably likely that the Rated Entity would not seek to convert them into a Public Rating in the next three months.

2.6 "**Rated Entity**" means, along with their agents: (i) the issuer or obligor with respect to any Security that has received or is expected to receive a Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned or is expected to assign a Rating.

2.7 **"Rating Actions"** means the actions Fitch Ratings takes with relation to its Ratings as set forth in Section F of Bulletin 21A: *Definitions of Ratings and Other Forms of Opinion*.

2.8 "**Ratings**" means, for purposes of this Policy, Credit Ratings, Assessments, Credit Opinions and Credit Scores, as defined in Bulletin 7: *Analytical Products Defined: Ratings, Assessments, Opinions and Scores*, along with any Rating Actions taken with respect to such Ratings.

2.9 **"Regional Group Head"** means an individual who has regional management responsibility for a specific product area within an Analytical Group (e.g. the Regional Group Head for EMEA Corporates).

2.10 **"Related Third Party"** with respect to any Security means, along with their agents, (i) any guarantor or credit support provider (letter of credit issuer banks, etc.) of the Security and (ii) if the Security is part of a structured finance transaction, a sponsor, seller or seller/servicer, originator, underwriter or arranger with respect to that Security.

2.11 **"Security"** means any security, transaction or other financial instrument.

2.12 **"Senior Global Group Head"** means an individual with overall global management responsibility for one of the following Analytical Groups: Corporates, Financial Institutions, Structured Finance or Public Finance/Global Infrastructure.

2.13 "**Senior Analytical Management**" means the Global Analytical Head, Senior Global Group Heads, and Managing Directors who are Global or Regional Group Heads.

3.0   Analyst Communications of Views

3.1   Subject to the confidentiality obligations in Bulletin 41: *The Global Confidentiality Policy*, and the prohibitions set forth in Section 7.1 of this policy, Analysts may discuss or communicate their views with BRM or any third party regarding:

      3.1.1   Rated Entities, Securities, Related Third Parties and non-Rated entities,

      3.1.2   A transaction, sector, country or market, or

      3.1.3   Ratings and other products of Fitch Ratings, including its research, criteria and methodologies.

3.2   Further requirements relating to communications with journalists and in social media, are outlined in Fitch Group Bulletin 5, *Media and Social Media Policy*, and in the Bulletin 2: *The Ratings Process Manual*.

4.0   BRM Communications to Analysts

To ensure that Analysts can perform their analytical activities in an environment free from commercial or financial pressure or influence, BRM must appropriately manage their communications with Analysts.

4.1   BRM may make a reasonable and balanced enquiry to an Analyst regarding analytical matters, that is intended to clarify facts or the basis for an Analyst's opinions/views.

4.2   However, BRM may not question, lobby or otherwise pressure an Analyst with respect to:

      4.2.1   Assigning a particular Rating to a new Rated Entity or Security,

      4.2.2   Downgrading (or failing to upgrade) an existing Rating,

      4.2.3   Proposed changes to criteria or methodologies,

      4.2.4   Instances where the level of an indicative or actual Rating was lower than preliminary feedback initially provided to a Rated Entity or Related Third Party,

      4.2.5   The recommendation or vote of a particular Analyst in a Rating committee; or

      4.2.6   Other negative commercial implications or relationship issues that may arise from analytical activities.

5.0   Fees, Billings & Commercial Terms

Analysts may not be involved in negotiating commercial terms, or be provided information pertaining to engagement-specific terms, billings or fees.

5.1   BRM is responsible for pricing each request for Rating services, and only BRM (and on their behalf members of the Finance, accounting or billing departments, referred to collectively as "Finance") may communicate with a

Rated Entity or Related Third Party regarding fees, billings and other commercial terms.

5.2   BRM and Finance are responsible for obtaining and recording all fee-related information, and for entering it into the appropriate systems.

5.3   Once the commercial terms are agreed, BRM is responsible for notifying the relevant Analyst(s) that they may begin the Rating process. This notification must be made by sending to relevant Analysts a *Notice to Analytical Staff to Commence Work* as per the Bulletin 2A: *The BRM Process Manual.* Analysts should not commence work on a Rating until they receive such notice from BRM.

5.4   BRM and Finance must not communicate (in email or otherwise) information concerning individual fees or billings for Rating services to Analysts.

5.5   All questions regarding fees, billings or general pricing policies received by Analysts, must be referred to the appropriate contact within BRM or Finance. Analysts may not provide the information to the requestor.

5.6   Despite Fitch Ratings' controls, it is not always possible to prevent Analysts from receiving communications that contain inappropriate fee, billing or other commercial information. If an Analyst receives such information, they must:

5.6.1   Notify the relevant BRM Product Head, who will follow up with the person(s) who provided the information to the Analyst so as to prevent potential repeat issues, and

5.6.2   As per the Rating Process Manual, log the receipt of the fee-related information into the Exception Management System.

6.0   Financial & Market Share Information

Analysts may not be provided financial or Market Share Information other than as is set forth below.

6.1   **Financial Information.** Analysts are prohibited from receiving revenue information, P&L statements and other non-public documents describing the financial performance of the Fitch Group, Inc. or Fitch Ratings (collectively, "Financial Information") other than as follows:

6.1.1   *Global/Regional/Sector-Level Information.* Finance may periodically provide aggregated Fitch Ratings revenue, budget, and expense items such as salary and travel, to the Global Analytical Head and the Senior Global Group Heads, to assist them in planning Analytical hiring needs, and managing Analytical expenses. This information may also be provided to Senior Analytical Management during the internal planning sessions referenced in Section 8.2.

6.1.2   *Country-Level Information.* Finance may periodically provide aggregated country-level Fitch Ratings Financial Information to Analysts who are board members of local operating entities ("Local Board Members"), where the Financial Information is necessary to fulfill their local board or regulatory responsibilities.

6.2   **Market Share Information.** Analysts may receive Market Share Information only as follows:

    6.2.1   For purposes of demonstrating Fitch Ratings' knowledge of, coverage of or depth in a particular market or sector, BRM may include or mention Market Share Information in joint Analytical / BRM presentations, discussions and meetings with investors, Rated Entities and Related Third Parties.

    6.2.2   Senior Analytical Management may receive relevant Market Share Information in connection with the planning process as set forth in Section 8.2.

    6.2.3   Local Board Members may receive country-level Market Share Information where necessary to fulfill their local board or regulatory responsibilities.

> *Tip: any communication of Market Share Information to an Analyst should be appropriately balanced so as to not suggest that an Analyst is involved in commercial efforts designed to increase Fitch Ratings' market share.*

7.0   Information Sharing Between BRM & Analysts

7.1   **Providing Advance Notice of Rating-Related Information to BRM**

    7.1.1   Due to specific EU requirements, Analysts working on an EU Public Rating are prohibited from providing to BRM staff located anywhere in the world (and BRM is prohibited from soliciting the information from Analysts, Rated Entities or Related Third Parties) advance, pre-publication notice or information regarding any Rating Action on an EU Public Rating[1], the timing as to when a Rating Committee for an EU Public Rating is to be held or is expected to be held[2], or the withdrawal of an EU Public Rating for analytical reasons.[3]

        –   Analysts may only provide this information to BRM simultaneously with the public release of the information.

        –   All questions that BRM staff may receive from Rated Entities or Related Third Parties with respect to the above, must be referred to the appropriate contact within the Analytical Group. BRM staff may not discuss any Rating Action with respect to an EU Public Rating with any representative of the Rated Entity or Related Third Party until the public release of such information.

    7.1.2   However, in many cases BRM may have a legitimate business "need to know" (as defined in Bulletin 41) Rating Actions and other information in advance of the publication. These reasons may include enabling BRM to be prepared for calls from Rated Entities, Related Third Parties and

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[1]   Accordingly, it would not be permitted for BRM to be part of the standard review or approval process for RACs or other rating products for Public Ratings.

[2]   Target dates and deadlines for assigning new Ratings are a commercial term that may be negotiated by BRM. Accordingly, BRM is not prohibited from having information regarding target dates or deadlines, so long as they are not made aware of specific dates on which a Rating Committee for a Public Rating is to be held.

[3]   As BRM would trigger a withdrawal of a Public Rating for commercial purposes, BRM is not prohibited from having information with respect to the fact of the withdrawal. However, BRM is still subject to the prohibitions in Section 7.1.1 vis-à-vis the associated Rating action or the timing of the Rating committee.

investors, or to more effectively manage a commercial relationship. Accordingly, Analysts may provide to BRM staff with a legitimate business "need to know", advance (pre-publication) information regarding:

– A Rating Action with respect to a Private Rating issued anywhere in the world (to all BRM staff globally),

– A Rating Action with respect to a Public Rating other than an EU Public Rating for which the prohibition in Section 7.1.1 applies,

– A research or other report to be issued (provided that if the report includes or is issued contemporaneously with a Rating Action with respect to an EU Public Rating, the prohibition in Section 7.1.1. applies), and

– Criteria exposure drafts to be posted for comment.

7.1.3   If BRM receives nonpublic information pursuant to this Section, it must maintain confidentiality until the information becomes publicly available.

7.2   Sharing of Market Intelligence

7.2.1   Analysts may notify BRM (and vice versa) of changes in other rating agencies' staff, products, services or criteria, or issues/errors of other rating agencies.

7.2.2   BRM may share with Analysts (and vice versa) feedback they receive from Rated Entities, Related Third Parties, investors or market participants regarding:

– Rating Actions,

– Other Fitch Rating services, criteria or publications, or

– The products or services of other rating agencies, including relative strength/weaknesses of those products or services.

However, if negative feedback or an unfavorable comparison of Fitch Ratings or its analytical activities is provided to BRM, then BRM should deliver the information to an Analyst of a sufficiently senior level, with care taken so as to not appear to be pressuring or influencing analytical activity.

7.2.3   For planning, educational or market intelligence purposes, BRM may solicit information or views from Analysts, and Analysts may choose to volunteer information or views with BRM, relating to:

– Rated Entities, Related Third Parties and investors with which BRM may seek to contact to establish or advance a commercial relationship,

– Which Rated Entities or sectors may be more (or less) active in the capital markets at a given point of time, or

– Fitch Ratings' credit or other views on an Rated Entity, sector or market compared to those of other rating agencies, including the rating level of competitors and whether their criteria is likely to lead to higher or lower ratings.

8.0   Internal Joint Meetings With BRM & Analysts

8.1   Analytical Team Meetings

8.1.1   While periodic attendance at analytical team meetings may be appropriate, BRM staff may not regularly and routinely attend internal analytical team meetings where analytical matters such as upcoming committees, likely Rating Actions, etc., are expected to be discussed.

8.1.2   If BRM attends an internal analytical team meeting, they must leave the room/meeting prior to any discussion of non-public Rating Actions or other information prohibited in accordance with Section 7.1.

8.2   Internal Planning Sessions

8.2.1   BRM and Analysts may attend or participate in certain parts of each other's planning sessions or similar meetings, provided that:

－   Analysts are assigned topics, presentations and agenda items that focus only on credit, criteria and other analytical matters, including capital market developments,

－   BRM staff are assigned topics, presentations and agenda items that focus only on commercial or competitive aspects, and

－   The senior-most Analyst and the senior-most BRM staff member participating in each session, must carefully consider and manage any perception issues that may arise from "joint" presentations or materials.

8.2.2   In addition, BRM may during this planning process, consult Senior Analytical Management in developing revenue budgets, in revising relevant fee schedules, and to better understand the complexity of transactions for fee-setting purposes.

8.2.3   However, in the context of these meetings only Senior Analytical Management may access materials containing, or participate in discussions relating to, non-public Financial Information as per Section 6.1, or Market Share Information. All other Analysts must leave the room/meeting prior to such discussions, and may not receive or review the related documentation or presentations.

9.0   External Joint Meetings with BRM & Analysts

9.1   Joint meetings with BRM, Analysts, Rated Entities and/or Related Third Parties are permitted, both before and after the signing of a fee letter, so long as:

9.1.1   Analysts leave the room/meeting before BRM begins discussing commercial matters or fee structures, and

9.1.2   BRM leaves the room/meeting before Analysts and the Rated Entity or Related Third Parties begin the process of exchanging confidential information relevant to the performance of analytical activities.

9.2   In addition to the requirements above, the following additional restrictions and conditions apply depending on the type of meeting:

         9.2.1   *Commercial-Focused Meetings.* Meetings, discussions or other interactions organized for the primary purpose of enabling Fitch Ratings to secure new business, or future business from existing Rated Entities, must be led by BRM. Analysts may attend or participate in such meetings only for the purpose of communicating analytical views and credit considerations.

         9.2.2   *Dual-Purpose Commercial/Analytical Meetings.* Meetings, discussions or other interactions designed to cover both commercial and analytical topics, must include both a BRM representative and an Analyst to address their respective topics.

         9.2.3   *Analytical Meetings.* Meetings, discussions or other interactions intended to be purely analytical discussions, such as an issuer meeting or a meeting to gather information for a special report, should not include a discussion of commercial topics. Accordingly, BRM would not be permitted to attend any substantive (i.e., post-introduction) portion of the meeting in any capacity.

10.0   Business Events & Entertainment

10.1   Analysts may attend or present at social events, networking events, conferences or dinners together with BRM, Rated Entities, Related Third Parties and investors, so long as employees comply with the communication and other restrictions set forth in this Policy, and remain aware of, and appropriately manage, perception issues that may arise from attendance at these events.

10.2   With the prior approval of their Regional Group Head, Analysts may invite a Rated Entity's, Related Third Party's or investor's employee(s) to be their guest at appropriate "Business Events" as defined in [Bulletin 13](#) *Global Securities Trading and Conflicts of Interest Policy* (e.g., a business meal). If so, no fee discussion or solicitation of new or future business may occur during the event.

10.3   Additional restrictions and limitations as to gifts and entertainment are set forth in [Bulletin 13](#) and supplement the requirements set forth in this Policy, including the prohibition on Analytical Group employees extending invitations to third parties for "Business Entertainment" as defined in [Bulletin 13](#).

Original Publication Date:	June 20, 2013
Document Writer:	Jeff Horvath
Document Owner:	Jeff Horvath
Department:	Compliance
Version Publication Date:	10 November 2016
Version:	14.0

BULLETIN 10: Firewall Policy

Executive Summary

Objective: To manage potential conflicts of interest regarding Fitch Ratings' issuance or maintenance of Credit Ratings on certain affiliate entities, by setting forth prohibitions and disclosure requirements on the issuance or maintenance of Credit Ratings, where there is a common control, ownership interest or other affiliation between Fitch Ratings and the rated entity.

Application: All Fitch Ratings employees globally. Please note that certain of the more detailed requirements apply only to Fitch Ratings' operations in the European Union ("EU").

Effective Date: 17 March 2017

Replaces: Bulletin 10, *Firewall Policy* Version 9 (June 15, 2015)

1.0 Introduction

1.1 As a general matter, Fitch Ratings is prohibited from issuing or maintaining Credit Ratings on any entity directly or indirectly controlling, controlled by or under common control with Fitch Ratings. Similarly, for affiliations not involving control, Fitch Ratings must eliminate, or manage and disclose, potential conflicts arising out of it having a direct or indirect interest in a Rated Entity, or if a Rated Entity has a direct or indirect interest in Fitch Ratings.

1.2 Pursuant to the more stringent requirements set forth in EU law, each EU Fitch CRA:

– is prohibited from issuing a Credit Rating on an entity or its Securities if: (i) the entity owns 10% or more of the EU Fitch CRA, (ii) any of the Shareholders or Control Persons of this EU Fitch CRA own 10% or more of the entity, or (iii) any of these Shareholders or Control Persons is a member of the board of directors of the entity, and

– must make additional disclosures in connection with any Credit Rating of a Rated Entity or its Securities rated by this EU Fitch CRA, if any of these Shareholders or Control Persons have a smaller (i.e., from 5% up to less than 10%) ownership interest in the Rated Entity.

In the interests of clarification, for EU Fitch CRAs, if Marc Ladreit de Lacharriere ("MLL") serves on the board of directors of an entity, EU Fitch CRAs are prohibited from assigning a new Credit Rating to that entity or its Securities. In addition, if MLL joins the board of directors of an entity, and if an EU Fitch CRA has previously issued and currently maintains a Credit Rating on that entity or its Securities, that EU Fitch CRA must assess, as per Section 5.2 below, whether it can continue to maintain the Credit Ratings. However, in all cases an EU Fitch CRA may not issue a new Credit Rating on any new Securities issued by such an entity after the date that MLL joins its board of directors.

1.3 Bulletin 10A sets forth the control, ownership and board membership information necessary to implement this Policy.

2.0 Definitions

2.1 **"Affiliate"** means any entity designated as an Affiliate in Bulletin 10A.

2.2 **"Controlled"**, with respect to an entity, means that this entity is directly or indirectly controlling, controlled by or under common control with Fitch Ratings.

2.3 "**Control Person(s)**" means a person or entity designated as a Control Person in Bulletin 10A.

2.4 "**CRA**" means a credit rating agency.

2.5 "**Credit Rating**" means a Credit Rating (including any indication of the likely direction of the Credit Rating) as defined in Bulletin 7.

2.6 "**Director Affiliations**" means, with respect to any Fitch Director, his or her service as a director, officer or trustee of a Rated Entity.

2.7 "**Disclosable Interest**" means, with respect to an entity, an Equity Interest or other potential conflict of interest identified as a Disclosable Interest in Bulletin 10A.

2.8 "**Disqualifying Interest**" means, with respect to an entity, an Equity Interest or other potential conflict of interest identified as a Disqualifying Interest in Bulletin10A.

2.9 "**Equity Interest**" means, with respect to an entity, a percentage of any of the capital, voting rights or any other ownership interest of the entity or any of its Related Third Parties.

2.10 **"EU Fitch Ratings"** means Fitch Ratings Ltd and its CRA subsidiaries located and registered in the EU (each individually, including any of its branches (wherever located), an "**EU Fitch CRA**").

2.11 **"EU"** means the European Union.

2.12 "**Fitch Director(s)**" means an individual who is a member of the Board of Directors of Fitch Group, Inc., Fitch Ratings, Inc., Fitch Ratings Ltd., Fitch Ratings (Thailand) Ltd and/or Fitch Ratings Lanka Ltd. S.A.

2.13 **"Public Credit Rating"** means a Credit Rating which is disclosed publicly on Fitch Ratings' website.

2.14 "**Rated Entity**" means (i) the issuer, obligor or (but only with respect to Credit Ratings assigned by an EU Fitch CRA) a Related Third Party with respect to any Security that has a current Credit Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has currently assigned a Credit Rating. The requirements with respect to Rated Entities as set forth in this Policy apply regardless of the type, nature or legal form of the Rated Entity, including whether it is a for-profit or not-for-profit entity.

2.15 **"Related Third Party"** means (i) with respect to an entity, any other entity who holds, directly or indirectly, a 20% or more Equity Interest in the first entity or who is otherwise, directly or indirectly linked to it by control and (ii) with respect to any Security that is part of a structured finance transaction, a sponsor, seller or seller/servicer, originator, underwriter or arranger with respect to that Security. Prohibitions and disclosures with respect to Related

Third Parties are only applicable to Credit Ratings assigned by an EU Fitch CRA.

2.16 **"Security"** means any security or other financial instrument.

2.17 "**Shareholder**" means a person or entity designated as a Shareholder of Fitch Ratings in Bulletin 10A.

3.0 Prohibitions on Issuing Credit Ratings

This Section sets forth those circumstances under which Fitch Ratings is prohibited from initiating or maintaining a Credit Rating on an entity and/or its Securities. For the avoidance of doubt, no Fitch Ratings CRA may initiate or maintain a Credit Rating on any other Fitch Ratings CRA.

3.1 **Within the EU:**

- An EU Fitch CRA is prohibited from initiating a Credit Rating[1] on an entity or its Securities if, in Bulletin 10A, that entity, or a Related Third Party[2], is listed as having a Disqualifying Interest within the EU.

- If an EU Fitch CRA is currently maintaining a Credit Rating on a Rated Entity and/or its Securities, and Compliance subsequently obtains knowledge that there is a Disqualifying Interest in the EU with respect to this Rated Entity, then Compliance will initiate the assessment process set forth in Section 5.2 to determine whether this Credit Rating can continue to be maintained. The results of this process (which may involve, among other steps, re-rating the Rated Entity and/or its Securities) will be communicated in writing to the applicable regional analytical group head and the relevant Business and Relationship Management ("BRM") staff member(s) for implementation.

3.2 **Outside the EU.** A Fitch Ratings CRA located outside the EU is prohibited from initiating or maintaining a Credit Rating on that entity or its Securities if, in Bulletin 10A, it is listed as having a Disqualifying Interest outside the EU.

4.0 Disclosures

This Section sets forth those circumstances where initiating or maintaining a Credit Rating on an entity and/or its Securities is not prohibited as per Section 3, but nonetheless for purposes of managing and disclosing potential conflicts, further disclosures are appropriate.

4.1 **Disclosable Interests.** If Bulletin 10A indicates that Fitch Ratings has a Disclosable Interest with respect to an entity, or if Fitch Ratings is permitted to initiate or maintain a Credit Rating following conclusion of the assessment process set forth in Section 5.2, then Fitch Ratings must:

- with respect to each Public Credit Rating of the Rated Entity and its Securities, and any subsequent changes to or affirmations of that Public

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[1] A Credit Rating is considered to be issued by an EU Fitch CRA if the Primary Analyst covering the Rated Entity or Security is employed by that EU Fitch CRA.

[2] The Primary Analyst is responsible for determining the Related Third Parties, if any, of an entity, and checking Bulletin 10A for information with respect to any such Related Third Parties. The Primary Analyst should contact EMEA Regulatory Compliance with any questions.

Credit Rating, publicly disclose the existence of that Disclosable Interest by posting the information on the Fitch Ratings public website and including a link, in the relevant rating action commentaries, to the posted disclosures, and

– with respect to each private Credit Rating of the Rated Entity and its Securities, and any subsequent changes to or affirmations of that Credit Rating, include the URL for the posted disclosures in the relevant rating letter or any subsequent rating action letter.

4.2 **Global Disclosure of Director Affiliations:** Fitch Directors may have Director Affiliations. To provide market participants and the public with information pertaining to the Director Affiliations known by Fitch Ratings, Fitch Ratings will:

– publicly disclose such Director Affiliations disclosed to it by the Fitch Directors on an annual basis, by posting the information on its public website;

– in the case of a Public Credit Rating, include a link to the posted disclosures in the rating action commentaries setting forth the Public Credit Rating(s) of the Rated Entity or its Securities, and any subsequent changes to or affirmations of such Public Credit Ratings; and

– in the case of a private Credit Rating, include the relevant URL for the posted disclosures in the rating letter with respect to such Credit Rating, and any subsequent rating action letters.

5.0 Other Controls & Requirements

5.1 **Employee Notification Requirement.** If an employee becomes aware that (i) any ownership, directorship, control or other information set forth on Bulletin 10A is incorrect or incomplete, or (ii) a change in the facts or circumstance has occurred that may be relevant to a prior determination permitting Fitch Ratings to initiate or maintain a Credit Rating on an entity or its Securities, the employee must promptly inform Compliance (by email at reporting@fitchratings.com) and their manager. In such cases:

– other than carrying out ongoing monitoring tasks with respect to existing Credit Ratings, the employee must cease all further Credit Rating activities with respect to that entity and/or its Securities unless and until notified otherwise by Compliance, and

– Compliance will initiate the assessment process, as per Section 5.2, to determine whether Credit Rating activities with respect to that entity and/or its Securities can proceed or continue and, if so, whether any additional restrictions, limitations or disclosures would be appropriate.

5.2 **Compliance.** Compliance is responsible for:

– *Bulletin 10A.* Producing, updating and publishing internally on a regular basis Bulletin 10A.

– *Assessment Process Relating To Potential Conflicts of Interest.* Upon identifying a new potential conflict of interest that may trigger a prohibition as per Section 3, (a) convening a group of internal stakeholders charged with performing a documented assessment of: (i) the specifics of the potential conflict, (ii) whether Fitch Ratings may issue, or continue to maintain, a Credit Rating to the entity or its Securities given the potential conflict and, if so, whether any previously issued Credit Ratings should be re-examined, (iii) the type and nature of the appropriate disclosures if the Credit Rating can be issued or maintained, and (iv) whether any additional measures are required to manage the potential conflict; and (b) communicating the results of the assessment to relevant Fitch Ratings employees.

– *Director Affiliations.* Implementing the disclosure of Director Affiliations as set forth in Section 4.2.

5.3 Business Relationship Management. Prior to entering into an engagement whereby Fitch Ratings agrees to provide, or to continue to provide, a Credit Rating for an entity or Rated Entity and/or its Securities, the relevant BRM employee shall confirm whether the prohibitions of this Policy apply, by taking the steps set forth in the relevant firm policies and procedures governing BRM.

5.4 Analytical Group. Prior to issuing a new Credit Rating, or taking any rating action with respect to an existing Credit Rating, the Primary Analyst assigned to the Credit Rating shall confirm whether the prohibitions (for all Credit Ratings) or disclosure obligations (for private Credit Ratings[3]) of this Policy apply, by taking the steps set forth in the relevant sections of the firm's policies and procedures governing the ratings process.

Document Owner:	Compliance
Document Approver:	John Olert
Effective Date:	**17 March 2017**
Publication Date:	9 March 2017
Version:	10.0
Related Policy Guidance:	Bulletin 2A: *BRM Process Manual*
	Bulletin 2: *Ratings Process Manual*

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[3] Analysts' obligations with respect to the disclosure requirements in this Policy pertain only to private Credit Ratings. Compliance is responsible for coordinating the process such that the necessary disclosures are made in connection with Public Credit Ratings.

Global Securities Trading and Conflicts of Interest Policy

Executive Summary	
Objective:	Establishes employee reporting obligations to identify potential conflicts of interest.
Application:	All Fitch Ratings employees.
Purpose:	To prevent actual or apparent conflicts of interest.

Table of Contents

1. Introduction 3
   1.1   Individuals Covered by This Policy 3
   1.2   Privacy of Account and Securities Information 3
   1.3   Questions 3
2. Securities Trading Restrictions and Prohibitions 3
   2.1   Insider Trading Prohibition 3
   2.2   30-Day Holding Period Restriction 4
   2.3   Short Sale Prohibition 4
   2.4   Futures and Options Prohibition 4
   2.5   Group Investment Restrictions 4
   2.6   Pre-Clearance 5
3. Divestment and Recusal Requirements 5
   3.1   Divestment Requirement 5
   3.2   Recusal Requirement 5
4. Accounts and Securities Reporting 6
   4.1   Reporting of Accounts 7
   4.2   Electronic Reporting of Securities 7
      4.2.1   Efeed Broker Requirement 7
      4.2.2   Efeed Broker Requirement Exceptions 7
   4.3   Manual Reporting of Securities 8
   4.4   Reporting Changes in Securities Holdings 8
   4.5   Account Statements 8
5. Outside Interests and External Relationships 8
   5.1   Employee Outside Interests 8
   5.2   External Relationships 9
   5.3   Notification and Approval 9
   5.4   Outside Employment and Consulting Policy 9
6. Gift Policy 9
   6.1   Protocol to be followed when a Gift is received 9
7. Business Events and Entertainment Policy 10

7.1	Business Events	10
7.2	Business Entertainment	10
8.	Compliance Training	11
9.	Certifications	11
10.	Exceptions to Policy Requirements	11
11.	Non-Compliance	12
12.	Definitions	12

1. Introduction

Fitch's continued success is dependent on its integrity and on its ability to provide global markets with objective and independent credit analyses.

This Policy, which addresses Securities trading and conflicts of interest, contains prohibitions, restrictions and disclosure requirements that help protect Fitch's reputation. All Employees are expected to understand this Policy and take every precaution to avoid conflicts of interest and the appearance of conflicts of interest. Under no circumstance should an Employee perform Analytical Activities involving a Rated Entity or Security if he/she might be unduly influenced in any way and under no circumstance should an Employee allow Confidential Ratings Information to influence his/her investment decisions.

Capitalized terms used herein are defined in Section 12 of this Policy.

1.1 Individuals Covered by This Policy

All Fitch Employees and, unless an exemption is available, their Family Members are covered by this Policy.

1.2 Privacy of Account and Securities Information

Fitch Employees are required to report private investment information belonging to them and their Family Members, to the extent allowed by law. This information will be used on a "need to know" basis for compliance monitoring purposes and stored in secured servers and files. Compliance may be required to share this information in connection with a subpoena, court order, or as otherwise required by applicable law or by any judicial, legislative or regulatory authority. Records of Employee recusals are distributed as necessary in order to implement access controls.

1.3 Questions

If you have any questions about this Policy, please contact Compliance by email at compliance@fitchratings.com or by telephone at the Compliance Hotline 1.212.908.0873.

2. Securities Trading Restrictions and Prohibitions

Securities trading restrictions and prohibitions are designed to help Employees avoid conflicts of interest and Insider Trading violations. The type of applicable restriction(s) depend on the Employee's job function as follows:

- All Fitch Employees and their Family Members are subject to:
  - Insider Trading Prohibition;
  - 30-day Holding Period Restriction;
  - Short Sale Prohibition;
  - Futures and Options Prohibition; and
  - Securities Reporting (unless they are an Employee Exempt From Reporting as set forth in Section 4)
- In addition to the above, all BRM and Analytical Group Employees, and their Family Members, are subject to:
  - Group Investment Restrictions

2.1 Insider Trading Prohibition

Transacting in any security while in possession of Material Non-Public Information (i.e., Insider Trading) or passing along such information to others who are not authorized to have it (i.e., Tipping) is illegal. Penalties for Insider Trading or Tipping can be severe. For example, the person who trades on Material Non-Public Information, or who provides such information to others, may be subject to civil penalties, criminal fines and imprisonment. Additionally, the improper use or disclosure of Material Non-Public Information could result in reputational damage and significant sanctions to Fitch.

Fitch strictly prohibits Insider Trading and Tipping. An Employee's failure to adhere to this Policy could result in dismissal from employment, in addition to facing civil and criminal penalties.

2.2   30-Day Holding Period Restriction

A purchased Security must be held for at least 30 calendar days prior to being sold. This is calculated on a last in, first out basis. After a Security has been sold, it may not be repurchased within 30 calendar days.

This restriction does not apply to Securities transactions in Managed Accounts.

2.3   Short Sale Prohibition

Fitch prohibits short selling strategies seeking to profit from downward price movements of Securities. Employees are prohibited from selling Securities they have borrowed or that they don't own.

This restriction does not apply to Securities transactions in Managed Accounts.

2.4   Futures and Options Prohibition

Fitch prohibits futures and options trading, with the exception of buying protective puts. These transactions are subject to the 30-day holding period restriction described above. This includes the option expiration date at the time of purchase as well as the sale to close the position.

This restriction does not apply to Securities transactions in Managed Accounts.

2.5   Group Investment Restrictions

BRM and AG Employees, and their Family Members, are subject to the Group Investment Restrictions applicable to the Employee's Group, which restrict Employees from investing in certain industries, issuers, fund types and Security types. Group Investment Restrictions apply whether or not Fitch rates the specific issuer or Security or investment in question. These restrictions are published in the Annex to this Policy. BRM Group Investment Restrictions prohibit Employees and Family Members from investing in any Securities.

If a BRM or AG Employee's Group Investment Restrictions change as a result of a transfer to a different Group, the Employee and their Family Members remain subject to the previous restrictions for sixty (60) days following the transfer, while also being subject to the Group Investment Restrictions, if any, applicable to the new Group.

AG Employee Group Investment Restrictions apply to Securities transactions in Managed Accounts. It is each AG Employee's responsibility to ensure investment advisors comply with such restrictions. BRM Group Investment Restrictions do not apply to Securities transactions in Managed Accounts.

Employees should contact Compliance or their supervisor with any questions regarding whether a specific Security is subject to a Group Investment Restriction.

Group Heads or their designees are responsible for establishing their Group Investment Restrictions and for keeping them current by submitting changes to Compliance as they arise.

2.6 Pre-Clearance

Effective 1 January 2017, all BRM and Analytical Group Employees must obtain pre-clearance in the Compliance Monitoring System prior to executing a Reportable Securities transaction in their Accounts or their Family Members' Accounts. Approval will be valid for seven calendar days following the date of approval. FAM employees must follow the FAM Trade Pre-Approval Request Procedure.

Fitch's President, Chief Executive Officer, Chief Risk Officer, and Global Analytical Head must seek approval from the Fitch Ratings, Inc. Board of Directors prior to executing a Reportable Securities transaction.

3. Divestment and Recusal Requirements

3.1 Divestment Requirement

No Employee is permitted to perform Analytical Activities involving a Rated Entity or Security if he/she holds Securities related to the Rated Entity or Security. BRM, AG Employees and their Family Members who hold Securities that conflict with the Group Investment Restrictions must divest such Securities as soon as possible, but by no later than the timeframes below.

Reason Employee Holds Restricted Securities	Divestment Deadline
New Employee	Prior to the Employee's start date
Employee Transfer	15 calendar days after the Employee's transfer date
Securities Acquired Through a Gift, Inheritance, or Marriage	Immediately*
Employee Violated Fitch Policy	Immediately

* A temporary recusal must be filed if the Securities cannot be divested immediately.

3.2 Recusal Requirement

It may be necessary in certain cases for an AG Employee to recuse themselves from performing Analytical Activities for a Rated Entity or Security.

A recusal may be required if the AG Employee or their Family Members hold a Security not permitted by the applicable Group Investment Restrictions, until the Security can be divested. This may exist where:

- An AG Employee or their Family Member purchased the Security in contravention of the requirements of this Policy
- An AG Employee or their Family Member holds Restricted Stock
- An AG Employee's Family Member receives company stock as compensation
- An AG Employee's Family Member works for the company and has decided to invest in the company

In addition, other potential conflicts may arise, such that recusal would be required. Examples of such conflicts may include:

- The AG Employee has a close personal relationship with someone who holds a Key Management Position at an entity that operates in a sector covered by the Employee's group
- The AG Employee has an Outside Interest that creates a conflict of interest or the appearance of a conflict of interest with his/her Analytical Activities

The recusal will be applied to the relevant Rated Entity, the Ultimate Parent and all of its subsidiaries and affiliates. Instructions on how to add/remove recusals can be found in the Compliance section of Fitch Xchange.

4.   Accounts and Securities Reporting

Unless explicitly exempted in accordance with this Policy, Employees must ensure that they and their Family Members report Accounts, Securities holdings and Securities transactions in the manner set forth in Sections 4.1-4.5 below. Note that depending on the Employee's role, additional types of Securities transactions or holdings may be Reportable (see "Definitions" below).

Exemption 1: Fitch Employees who by virtue of their role do not have routine access to electronic files and systems storing confidential ratings, or commercial or financial information are not subject to the Securities Reporting requirement. These roles include:

- Messengers, drivers, cleaning and cafeteria staff
- HR staff
- Travel management staff
- Front desk staff
- Facilities
- Temporary Workers, including interns, who do not conduct Analytical Activities
- Employees who work exclusively for non-ratings affiliates but are paid by Fitch Ratings in a country where no separate legal entity exists

Exemption 2: Certain types of transactions in Securities are, depending on the nature of the transaction or the nature of the Account in which the Security is traded or held, exempt from the Securities Reporting requirement. Reporting is not required for the following:

- Changes in holdings by virtue of corporate actions (e.g.: stock splits, dividends, mergers and acquisitions, etc.);
- Automatic investment plan transactions, such as dividend reinvestments. An initial investment in a Security must be reported;
- Blind Trust transactions provided that Compliance has reviewed the trust agreement and confirmed that the trust qualifies for treatment as a Blind Trust (Note: Compliance may treat an Account as a Blind Trust if the Employee and his/her Family Members have neither trading authority over the account nor knowledge of the Accounts holdings and transactions);

- Securities transactions in Managed Accounts belonging to non-AG Employees and their Family Members, provided that Compliance has reviewed the Account agreement and confirmed that the account qualifies for treatment as a Managed Account; and
- Accounts that cannot trade Reportable Securities.

Exemption 3 (EU Only): Reporting is not required for the following accounts, after written certification is made to Compliance:

- Securities holdings or non-Reportable Securities transactions in Non-Active Brokerage Accounts of non-Analytical Employees and their Family Members; and
- Confidential Accounts belonging to Family Members of non-Analytical Employees.

4.1   Reporting of Accounts

All Accounts belonging to Employees and their Family Members must be reported by the Employee via the Compliance Monitoring System within 10 calendar days of establishing the Account. This requirement also applies to Managed Accounts, Blind Trust accounts, and Accounts non-Analytical Employees in the EU designate as Confidential Accounts or Non-Active Brokerage Accounts.

4.2   Electronic Reporting of Securities

Fitch has arranged to receive automated electronic reporting of Securities holdings and transactions from a number of Efeed Brokers. Account activity that is reported electronically to Fitch does not require manual reporting via the Compliance Monitoring System, making it easier for Employees to fulfill their reporting responsibilities. A list of Efeed Brokers and instructions on how to link Accounts to electronic feeds is available from Compliance.

4.2.1   Efeed Broker Requirement

Fitch Employees and their Family Members, regardless of location, with Accounts in the United States are required to maintain their Accounts at an Efeed Broker, unless the Account has been grandfathered[1] in. New Fitch Employees subject to this provision must transfer all non-Efeed account holdings to an approved Efeed Broker within 60 days of notification.

4.2.2   Efeed Broker Requirement Exceptions

The following cases are exceptions to the Efeed Broker requirement:

- An Employee's Family Member who works at a brokerage firm that does not provide Fitch with an electronic feed, but requires its Employees to maintain their Accounts at that firm;
- An Account has a Security that cannot be legally sold or transferred to an Efeed Broker; and
- Accounts set up for employee stock option plans that are limited to transactions in the sponsoring company's stock.

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[1] Accounts that are maintained in the United States and belong to Fitch Employees and their Family Members are not subject to the Efeed requirement if, prior to February 7, 2011, the Account was opened and the employee worked at Fitch. However, the employee will be required to close or transfer the Account if reporting requirements are not fulfilled or the employee violates Fitch Policy.

4.3 Manual Reporting of Securities

Securities transactions in Reportable Accounts belonging to Employees and their Family Members (unless they are maintained at an Efeed Broker) must be reported by the Employee manually via the Compliance Monitoring System within 10 calendar days of the trade date. This requirement does not apply to Confidential Accounts for non-Analytical Employees in the EU, and Managed Accounts for non-Analytical Employees globally.

Managed Accounts (AG Employees Only): Securities transactions not automatically reported by an Efeed Broker in Managed Accounts belonging to AG Employees and their Family Members must be reported manually via the Compliance Monitoring System within 15 calendar days of the statement date (e.g., if the transaction occurred on November 1 and the statement was issued on November 30, the transaction must be reported by December 15).

4.4 Reporting Changes in Securities Holdings

Securities holdings not automatically reported by an Efeed Broker acquired by gift, inheritance, marriage, compensation payment (e.g., stock options or restricted stock), or by any other means, in Accounts belonging to Employees and their Family Members, must be reported by the Employee manually via the Compliance Monitoring System within 10 calendar days of learning of the holding.

4.5 Account Statements

Fitch Employees whose Account activity is not automatically reported to Fitch by an Efeed Broker must submit their statements to Compliance on a quarterly basis. All statements issued during the quarter must be submitted within 15 calendar days following the end of the quarter. Statements may be submitted by email to compliance@fitchratings.com or uploaded to the Compliance Monitoring System.

Employees who fail to submit statements within this timeframe will be subject to the disciplinary measures set forth below, in addition to being required to move their Account to an Efeed Broker if one is available.

5. Outside Interests and External Relationships

Employees are prohibited from holding any position as a partner, officer, director, trustee, board member, or controlling stakeholder of any Rated Entity or Ratings Eligible Entity that operates in a sector that is covered by the Employee's group.

5.1 Employee Outside Interests

Employees are required to obtain approval from their Global Group Head and notify Compliance prior to accepting:

- A position as a partner, officer, director, trustee, board member, or controlling stakeholder of any Rated Entity or Ratings Eligible Entity that the Employee is not outright prohibited from serving;
- A position as an officer or board member of a trade or professional organization or association;
- A position as an officer, board member or trustee of an educational institution;

- An elected or appointed government office; or
- Any position serving a government, public agency, authority, commission, regulatory body, or self-regulatory organization.

These requirements apply to both profit and non-profit organizations.

5.2   External Relationships

An Analytical Employee must immediately notify his/her Managing Director and Compliance if he/she has a close personal relationship with someone who holds a Key Management Position at a Rated Entity or Ratings Eligible Entity that operates in any sector that is covered by the Analytical Employee's group.   Similarly, an Analytical Employee in the International Public Finance, US Public Finance, or Sovereigns Groups must notify his/her Managing Director and Compliance if he/she has a close personal relationship with someone who holds an elected or appointed government office.

If the Analytical Employee has a close personal relationship with someone who holds a Key Management Position at Rated Entity or Ratings Eligible Entity that operates in any sector covered by the Analytical Employee's group, the Analytical Employee will be required to file a recusal.

5.3   Notification and Approval

The Analytical Employee must submit a request on the Compliance Monitoring System prior to engaging in any Outside Interest.

5.4   Outside Employment and Consulting Policy

In addition to the Outside Interest requirements set forth in this policy, Employees are directed to Fitch's separate Human Resources' Outside Employment and Consulting Policy. That Policy contains additional prohibitions and requirements relating to employee outside activities.

6.   Gift Policy

All Fitch Employees, regardless of job function, are prohibited from accepting Gifts in connection with work performed at Fitch. BRM and non-Analytical Employees may extend Gifts that are appropriate and reasonable given the circumstances.

	Analytical Employee	BRM Employee / non-Analytical Employee
Solicit or accept a Gift	Not Permitted	Not Permitted
Extend a Gift	Not Permitted	Permitted*
Accept nominal items during a business meeting not exceeding $25 (pens, notebooks, branded "trinkets")	Permitted	Permitted

* Gifts extended by BRM Employees and non-Analytical Employees must be appropriate and reasonable.

Any exception to this policy must be granted by Compliance.

6.1   Protocol to be followed when a Gift is received

6.1.1 The Gift must be returned, donated, or destroyed.

6.1.2 The Employee must send a letter to the donor that:

6.1.2-1 Explains Fitch's restriction against accepting Gifts; and

6.1.2-2 Requests that no Gifts be proffered in the future.

6.1.3 The Employee must disclose the gift and upload a copy of the letter to the Compliance Monitoring System.

7. Business Events and Entertainment Policy

7.1 Business Events

Fitch Employees are required to maintain a clear separation of analytical and commercial activity, as described in Bulletin 4. Accordingly, while at Business Events AG Employees must excuse themselves from any fee-related or commercial discussions, and BRM employees must excuse themselves from any analytical discussions. Furthermore, Business Event expenses incurred by AG Employees must be paid for by Fitch and must conform to Fitch's expense reimbursement policy. However:

7.1.1 An entity may pay for an AG Employee's travel or lodging expense when attending a Business Event, if it is related to an activity necessary to conduct Fitch's business and if it has been incorporated in the commercial agreement with the entity by BRM;

7.1.2 A conference sponsor may pay for an AG Employee's attendance fee only if he or she is a speaker or panellist; or

7.1.3 AG Employees are permitted to accept supplies, food, and beverage during a Business Event if the value of such items does not exceed $25, or the equivalent in other currencies.

7.1.4 An AG Employee may attend – without incurring an expense – a conference reception if the reception is open to all conference attendees without charge.

7.2 Business Entertainment

Business Entertainment must:

7.2.1 Be reasonable, customary and not overly frequent;

7.2.2 Include both Fitch Employees and those of the entity extending or sponsoring the Entertainment; and

7.2.3 Not lead to an influence in ratings or any decision to purchase goods or services from a supplier, or create the perception that such influence may exist.

Business Entertainment that is extravagant, prohibited by law or known to violate an external party's policy is prohibited under this Policy.

	Analytical Employee	BRM Employee / Non-Analytical Employee
Attend a Business Event paid by Fitch	Permitted	Permitted

Attend a Business Event paid by a third party	Not Permitted	Permitted
Extend Business Event	Permitted	Permitted
Attend Business Entertainment	Fitch Sponsored Only*	Permitted
Extend Business Entertainment	Not Permitted**	Permitted
Accept supplies and food/beverage during a business meeting (not exceeding $25)	Permitted	Permitted

*AG Employees must excuse themselves from any fee-related or commercial discussion while BRM employees must exclude themselves from any analytical discussion.

** Executive Committee Members permitted to extend Business Entertainment.

8. Compliance Training

Fitch Employees are required to complete Annual Compliance training within 30 days of joining Fitch and every year thereafter, except for the following categories of Employees who are exempted from such requirement:

- Employees who do not have access to electronic files and systems (e.g.: messengers, drivers, cafeteria staff, etc.)
- Temporary Workers, including interns, who do not conduct Analytical Activities
- Compliance Employees who create or deliver compliance training.

Other Compliance Training may be assigned from time to time, and Employees are required to complete the training within the time frames provided.

9. Certifications

Fitch Employees are required to complete all certifications administered by Compliance, including the annual compliance certification and any other special certification that is administered for the purpose of compliance.

Compliance may exempt or amend certification requirements for Temporary Workers and Fitch Employees that do not have access to electronic files and systems (e.g.: messengers, drivers, cafeteria staff, etc.).

10. Exceptions to Policy Requirements

Under limited circumstances, exceptions to specific requirements of this Policy may be granted. The Bulletin 13 Exceptions Committee will approve any exception, and all approved exceptions will be reported by Compliance to the Board of Directors of Fitch Ratings, Inc. and Fitch Ratings Ltd.

To request an exception, the Employee and his/her Managing Director must submit a request on the Compliance Monitoring System.

11.   Non-Compliance

Failure to comply with this Policy may lead to disciplinary action, up to and including dismissal from employment. In addition, with respect to certain Policy requirements (e.g., the prohibitions on Insider Trading), the Employee may be subject to personal civil and criminal liability.

Fitch Employees who find that they have violated this Policy must inform Compliance promptly. Similarly, Fitch Employees who become aware of a violation of this Policy must also inform Compliance promptly. Fitch prohibits retaliation against Employees who in good faith report an actual or potential violation of this Policy.   An Employee may anonymously report a violation of any Fitch Policy to the independently managed hotline via the "Report a Violation" link on Fitch Xchange.

In the event of a conflict of interest that arises through a violation of this Policy, the Global or Regional Group Head, in consultation with Compliance, must determine whether there is a possibility that the objectivity of a rating was impacted and whether there are grounds for withdrawing the rating. In cases where it is possible that the objectivity of a rating was impacted, the rating must be reviewed by a rating committee.

As may be required by law, Fitch will as soon as practicable disclose any case where a rating was potentially impacted by a conflict of interest, and indicate whether there was an actual impact to the rating.

If a violation involves a Security purchased by an Employee while in possession of Material Non-Public Information, the Employee in violation must not sell the Security until he/she is no longer in possession of Material Non-Public Information, typically after the rating action or other relevant event occurs and is published.

12.   Definitions

"**Account**" means any account that has the capability of trading Securities where the Employee or an Employee's Family Member:

- Has a beneficial ownership interest; or
- Has discretion or control over the account (e.g.: account owner, power of attorney, trustee, etc.).

"**Analytical Activities**" means (a) performing analyses to determine a credit rating, credit opinion, rating assessment, or credit score; or (b) participating in a rating committee (even as a non-voting member), and may be carried out by an Analyst or an Employee in the Credit Policy Group .

"**Analytical Employee**" means any Employee that performs Analytical Activities or is in the Credit Policy Group.

"**Analytical Group Employee**" or "AG Employee" means any Employee, including Analytical Employees, administrators, operations staff, and others that resides in any of the following groups:

- Corporates Group
- Covered Bonds Group
- Credit Policy Group (including Credit Market Commentary)
- Funds & Asset Managers Group
- Financial Institutions Group
- Global Infrastructure Group
- Insurance Group
- International Public Finance Group

- Sovereigns Group
- Structured Finance Group
- U.S. Public Finance Group

"**Blind Trust**" means a trust that meets the following criteria: (1) the trust executor(s) has full discretion over the assets and is independent of the Employee and the Employee's Family Members and not otherwise related to the Employee, and (2) the Employee and the Employee's Family Members have no knowledge of the holdings of the trust.

"**BRM**" means Business & Relationship Management.

"**Business Entertainment**" means any activity where the primary purpose is to further business relations and includes such activities as dinners, golf outings, sporting events, and theatre and concert performances.

"**Business Event**" means any activity, such as an industry conference, meeting or business meal, where the primary purpose is to engage in analytical, research or information-gathering activities (for AG Employees) or to conduct commercial activities (for BRM Employees).

"**Bulletin 13 Exceptions Committee**" is comprised of the Global Analytical Head, General Counsel, Chief Technology Officer, Chief Risk Officer and Chief Compliance Officer.

"**Compliance Monitoring System**" refers to MyComplianceOffice which can be accessed at www.mycomplianceoffice.com.

"**Confidential Account**" means an Account owned by an EU based non-Analytical Employee's Family Member where the non-Analytical Employee has provided written certification that:

- The Employee has no knowledge of his or her respective Family Member's Account and holdings;
- The Employee understands that he or she is prohibited from sharing inside information and that the Employee takes all reasonable steps to ensure that the respective Family Member has no access to such information; and
- That the Employee will notify Compliance immediately should he or she develop knowledge of his or her Family Member's Account or holdings.

"**Confidential Ratings Information**" means any information that is received or created by Fitch in the course of its business or analytical activities that has not been disseminated to the general public, including:

- Information regarding an issuer that has been designated as "confidential" by the issuer or its agent
- Material Non-Public Information obtained from any source
- Unpublished ratings, opinions, analysis, reports and press releases
- Knowledge of a scheduled rating committee meeting, unless it has been publicly disclosed

"**Efeed Broker**" means a financial institution that participates in automated electronic reporting of Securities transactions and holdings to Fitch. A list of Efeed Brokers is available on the Compliance section of Fitch Xchange.

"**Employee**" or "**Fitch Employee**" means an employee of Fitch Ratings, Inc. or a Fitch Ratings, Inc. subsidiary that issues ratings under the trade name Fitch Ratings, or an employee of Fitch Group, Inc. who has access to Confidential Ratings Information.

"**ETF**" means exchange-traded fund.

"**FAM**" means Funds and Asset Managers Group.

"**Family Members**" means:

- An Employee's spouse or any partner of that person considered by national law as equivalent to the spouse (e.g., domestic partner in the US);
- An Employee's dependent children, regardless of residence;
- Any relative or dependent sharing the Employee's home, to the extent allowed by local law[2];
- Any legal entity (e.g.: company, partnership, trust, etc.) whose managerial responsibilities are discharged by, controlled by, or established for the benefit of an Employee or a person listed above; or
- Any person that has granted investment discretion or trading authorization to an Employee or a person listed above.

The definition <u>does not</u> include:

- An Employee's spouse during divorce proceedings;
- A Blind Trust; or
- An Employee's parent residing in the Employee's home if the Employee can certify that he or she does not have any knowledge of the parent's Securities holdings.

"**Fitch**" means Fitch Ratings, Inc. and each of Fitch Ratings, Inc.'s subsidiaries that issue ratings under the trade name of Fitch Ratings, including Fitch Ratings (Thailand) Ltd. and Fitch Ratings Lanka Ltd.

"**Gift**" means a tangible gift, a favor or money received in connection with work performed at Fitch. It does not include Business Events or Business Entertainment.

"**GSE**" means government sponsored entities.

"**Group Investment Restriction**" means a restriction applicable to an Analytical Group Employee that is described in the Bulletin 13 Annex.

"**Insider Trading**" means trading a Security while aware of Material Non-Public Information.

"**Key Management Position**" means:

- A member of a board of directors
- An executive officer (e.g.: President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, etc.)
- A Treasurer
- Any role that reports directly to the Chief Financial Officer or Treasurer
- A role that interfaces with rating agencies

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[2]In EU countries Employees are only obligated to disclose other relatives of the Employee who have shared the same household as the Employee for at least one year on the date of the transaction concerned.

"**Managed Account**" means an Account where the owner does not have input into the specific investment decisions, but rather is under the control of an independent third-party who is a licensed broker, investment advisor or equivalent.

"**Material Non-Public Information**" means material information that has not been disseminated to the general public and a reasonable investor would consider important in deciding whether to buy, hold, or sell a Security. Examples of material information include, but are not limited to:

- Confidential Rating Information, including a rating action
- Earnings projections
- A pending or prospective merger, acquisition, tender offer or financing
- The disposition of a subsidiary or a significant sale of assets
- The gain or loss of a material contract, customer or supplier
- A change in management
- An increase or decrease in dividends, the declaration of a stock split, or the offering of additional Securities
- The possibility of material litigation

"**Non-Active Brokerage Account**" means any Account that an EU-based non-Analytical Employee certifies in writing that the Account is not used for Reportable Securities trading. Any Reportable Securities transaction in a Non-Active Brokerage Account will result in the Account being treated as an Active Brokerage Account for a period of one year, even if no additional Reportable Securities trades occur in the Account.

"**Policy**" means Fitch's Bulletin 13: Global Securities Trading and Conflicts of Interest Policy.

"**Rated Entity**" means:

- The issuer, obligor, guarantor or credit support provider (letter of credit issuer, banks, etc.) with respect to any Security that is rated or in the process of being rated by Fitch
- an entity to which Fitch has assigned an Issuer Default Rating
- a sponsor, seller or seller/servicer, originator, underwriter or arranger with respect to a Security in a structured finance transaction that is rated by Fitch

"**Ratings Eligible Entity**" means any entity with more than $100 million in outstanding debt.

"**Reportable**" refers to a Security holding or transaction or Account that is required to be disclosed to Fitch under Bulletin 13.

"**Restricted Stock**" means any Security that is under some kind of sales restriction.

"**Sector Fund**" means a mutual fund, exchange-traded fund, or unit trust that concentrates its investments in a specific industry or market sector (e.g.: technology, financial services, healthcare, precious metals, etc.).

"**Security**" means any negotiable financial instrument representing a tradable asset. For all Fitch Employees, this includes:

- Debt securities, such as bonds, notes and debentures;
- Equities, such as common stock and preferred stock;
- Financial derivative contracts, such as equity and index options (including employee stock options), rights and warrants and futures contracts;
- Municipal securities;

- Private investments;
- Structured products;
- Passive Investments, such as private placements and limited partnerships; and
- Obligations of government sponsored entities, such as Fannie Mae or Freddie Mac.

For <u>Analytical Group Employees</u>, this also includes:

- Sector Funds

For <u>Analytical Group Employees in the Funds and Asset Manager Group</u>, this also includes:

- Mutual funds, ETFs, and other collective investment schemes; and
- Money market funds.

For <u>Analytical Group Employees in the Sovereigns, International Public Finance, and Financial Institutions Groups</u>, this also includes:

- Direct obligations of a sovereign nation or any agency thereof except those for their home country (i.e., country of residence or citizenship;) and
- Obligations fully guaranteed by a sovereign nation or any agency thereof except those for their home country (i.e., country of residence or citizenship.)

For <u>Employees in the Business Relationship Management Group</u>, this also includes:

- Direct obligations of a sovereign nation or any agency; and
- Obligations fully guaranteed by a sovereign nation or any agency thereof.

"**Temporary Worker**" means any individual that is contracted for a fixed duration or an approximate end date directly by Fitch or indirectly via a third party.

"**Tipping**" means the act of providing Material Non-Public Information about a publicly traded company to a person who is not authorized to have this information.

Effective Date:	April 2005
Last Updated:	1 November 2016
Author:	Global Compliance Group
Employee Contacts:	Personal Conflicts Monitoring
Procedure Reviewers:	Melissa Lawson
Procedure Approver:	Jeff Horvath
Version:	21

Rating Solicitation and Participation Disclosure Policy

Fitch Ratings believes that investors benefit from increased rating coverage by Fitch Ratings, and its credit rating affiliates, whether or not such ratings are solicited by, or on behalf of, issuers; solicited by, or on behalf of, issuers but subsequently maintained by Fitch at its initiative; solicited by investors; or unsolicited, meaning initiated and freely provided by Fitch. Fitch uses the same criteria and committee procedures for solicited and unsolicited ratings, and for ratings solicited by issuers and investors alike. Ratings assigned to issuers or transactions with similar credit characteristics are comparable – solicitation status has no effect on the level of the ratings assigned.

In some cases, ratings may include situations where the issuer chooses not to participate in the rating process. For any rating that Fitch assigns or maintains, irrespective of the participation status, Fitch believes that it has sufficient information to rate the issuer or transaction.

1. Purpose

This policy defines Fitch's disclosure requirements for:

- The solicitation status of all public ratings; and
- Situations where issuers have not participated in the rating process.

For purposes of this policy, Issuer refers to an issuer, a Fitch rated entity or a transaction.

2. Definitions

Fitch defines **solicitation status** in terms of whether the agency is being, or expects to be, compensated by a third party for the provision of a rating.

Solicited ratings are defined as those ratings for which Fitch is being, or expects to be, compensated. This includes ratings for which Fitch is compensated by the obligor, Issuer, underwriter, depositor or sponsor of the security or money market instrument being rated, or by any other third party.

Unsolicited ratings are defined as those for which Fitch is not being, and does not expect to be, compensated, irrespective of the fact that Fitch may have been compensated in the past, and which Fitch is currently maintaining at its own expense as a service to investors.

Fitch defines **issuer participation** as follows:

With respect to Corporate Finance and Public Finance ratings: Where either of the following have occurred in the current analytical cycle and, in any case, within the 12 months preceding the date of the most recent rating action or research update:

- Issuer management engagement in substantive discussion of the primary topics driving the ratings.
- Issuer provision of internal forecasts, risk management data or other non-public disclosure considered as part of the rating process.

With respect to Structured Finance ratings: Where the originators, Issuers, placement agents or other parties to the structured finance debt issuance have engaged in discussions regarding the underlying collateral or the origination processes used to originate or monitor that collateral.

3. Policy

3.1 Disclosure of Solicitation Status of Ratings

Fitch will disclose the solicitation status of the rating i) via a link in every Rating Action Commentary (RAC) in which it assigns a rating, or takes any rating action with respect to a specific Issuer, ii) in all Issuer specific research, and iii) on the Issuer/issue summary page of the Fitch Ratings website.

3.2 Disclosure of Non-Participative Ratings

Fitch will disclose all cases where an Issuer has not participated in the rating process i) in every RAC in which it assigns a rating, or takes any rating action with respect to a specific Issuer, and ii) in all Issuer specific research.

3.3 Additional Disclosures Relating to EU Ratings

For ratings with a primary analyst based in an EU-registered entity or a branch of an EU registered entity (i.e. Moscow and Dubai), Fitch will additionally i) include within every RAC in which it assigns a rating, or takes a rating action with respect to a specific Issuer, a color coded indication that identifies ratings that are both unsolicited and have no issuer participation, and ii) apply a similar color-coding to the current ratings provided in the Issuer/issue summary page of the Fitch Ratings website.

3.4 Additional Disclosures

Fitch will make any additional disclosures as required by any relevant regulatory body.

Rating Solicitation and Participation Disclosure Policy

Bulletin Owner:	Business and Relationship Management
Bulletin Applies to:	Business and Relationship Management Staff and all Global Analytical Groups
Effective Date:	July 27, 2016
Bulletin	#14

Executive Summary

Objective: To establish requirements for handling and resolving Complaints received by Fitch Ratings employees

Application: All Fitch Ratings Employees

Purpose: To ensure that Complaints are handled and resolved in accordance with applicable laws, rules and regulations

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1.0 Introduction

This Bulletin outlines the process for handling and resolving Complaints received by Fitch Ratings ("Fitch") employees.

2.0 Definitions

2.1   A **Complaint** is an expression of dissatisfaction made to any Fitch employee either verbally or in writing by a market participant or the public regarding:

- **Analytical Matters**, which are those relating primarily to the perceived performance of Fitch in initiating, determining, maintaining, monitoring, changing, or withdrawing a rating[1] or criteria; or

- **Conduct Matters**, which are those relating primarily to a perceived breach of applicable laws, rules, regulations, or to the Fitch policies comprising the Code of Ethics, but which do not specifically relate to Analytical Matters.

Matters that do not arise from communications from a third party or that do not fall within the scope of either Analytical Matters or Conduct Matters, are not Complaints as defined in this Policy and fall outside the scope of this Policy.[2]

2.2   A **Complainant** is the third party who makes the Complaint.

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[1] Expressions of dissatisfaction from a Rated Entity regarding a downgrade of their issuer or security rating are not invariably considered Complaints. These should initially be handled through the appeals process, as set forth in Section 3.3.

[2] Incidents, breaches and other matters falling outside the scope of this Policy should be reported to the Managing Director (MD) in the employee's reporting line or, if the incident, breach or event relates to the conduct or actions of the MD, to the MD's superior and/or, depending on the nature of the matter, to Compliance, the Chief Criteria Officer, Human Resources, or as otherwise set forth in the relevant policy, procedure, Bulletin or Employee Handbook. Additional guidance is posted on FX regarding handling matters that fall outside the definition of a Complaint.

In addition, Fitch strongly encourages employees to report matters that involve a potential breach of the Code of Conduct or applicable laws, rules or regulations, directly to the Chief Compliance Officer or his or her designee. Employees may also report matters anonymously through the third party hotline. Information about the hotline is available on FX and Fitch's public website. Employees also have the right to report suspected violations of federal law or regulation directly to any governmental agency or entity. Employees are reminded that they do not need the prior authorization of Fitch and are not required to notify Fitch that they have made any such report or disclosure.

2.3   A **Rated Entity** means an entity to which Fitch assigned a rating, or the issuer, underwriter or sponsor of a security or money market instrument with respect to which Fitch assigned a rating.

2.4   The **Complaint Log** is the database used by Fitch to record Complaints.

- The Confidential Log is a sub-section of the Complaint Log database that is restricted to employees in Fitch's Compliance and Legal divisions. Compliance may at its discretion move Complaints involving certain confidential matters from the Complaints Log to the Confidential Log.

- The BRM Log is a sub-section of the Complaint Log database that Business Relationship Management ("BRM") staff will use to log Complaints received by BRM, and that is restricted to employees in Compliance, Legal and BRM.

3.0 Complaint Handling

Unless otherwise prescribed by this Bulletin, the following general requirements apply to the handling of Complaints:

3.1   Any Fitch employee who receives an expression of dissatisfaction that appears to be a "Complaint" as defined in this Policy, shall promptly refer it to an MD[3] (or more senior MD) in their Group for handling (the "responsible MD").

- The responsible MD shall assess whether the allegation meets the definition of a Complaint. If so, the responsible MD must promptly log the Complaint into the relevant Complaint Log, and work with the relevant support or control functions to investigate and resolve the Complaint. Otherwise, the MD should handle the matter as per Footnotes 1 or 2.

- For Complaints that are Analytical Matters relating to a national scale rating, the responsible MD must also notify the Head of Fitch Ratings in the relevant country.

3.2   Any Fitch employee receiving a verbal Complaint should encourage the Complainant to provide a written description of the basis for the Complaint, so that the details of the Complaint are clear and complete. The Complainant may decline to provide a written summary. The Complaint handing process must proceed even if the Complainant declines to provide a written summary.

3.3   Matters concerning a rating level, action, outcome or status raised by Rated Entity and not involving an alleged violation of Fitch's Code of Conduct or other policies comprising the Fitch Code of Ethics, should initially be addressed through the Appeal process as described in Rating Process Manual (RPM).

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[3] A Managing Director ("MD") is defined by title and is the assigned senior individual(s) to whom an employee should provide details of the Complaint. However, in certain locations the most senior person may be a Senior Director ("SD"). In these cases, Complaints may be reported to the SD, provided that the SD has received the appropriate internal IT permissions to receive access to the Complaint Log. In such cases, the relevant SD shall perform those responsibilities allocated to the responsible MD pursuant to this Policy.

- Analysts are required to document appeals in accordance with the Ratings Process Manual and File Maintenance and Recordkeeping Policy Applicable to Analysts, and no separate documentation or submission to the Complaint Log is required unless the matter continues beyond the Appeal process.

- If subsequent to the completion of the Appeal process, the Rated Entity continues to express dissatisfaction with Fitch regarding an Analytical or Conduct Matter, Fitch will classify the continued expressions of dissatisfactions as a Complaint and the requirements of this Policy will apply.

3.4 Fitch will strive to meet any request concerning confidentiality as to the source of a Complaint, if requested. Accordingly, in the event the Complainant requests anonymity, the responsible MD must immediately refer it to Fitch's Chief Compliance Officer (CCO) or designee.

3.5 Employees and their managers may not individually or unilaterally investigate or resolve Complaints.[4] Rather, they must promptly consult with the Credit Policy Group ("CPG"), the Compliance Department ("Compliance"), Human Resources or the Legal Department as appropriate given the nature of the Complaint.

3.6 Fitch will seek to provide to the Complainant within 30 days of receiving the Complaint, notice indicating that the Complaint is under review. In addition, Fitch will strive to resolve the Complaint including providing a response to the Complainant, within 60 days of initial receipt of the Complaint. However, it is recognized that depending on the complexity of the Complaint and other relevant facts and circumstances:

- Resolution of the Complaint within these time frames may not be possible, and/or

- Fitch may determine not to provide a written response to the Complainant.

3.7 As the primary point of contact with market participants and the public, BRM may receive Complaints or other expressions of dissatisfaction from third parties that are not directly attributable to actions or omissions by BRM employees.

- For Complaints involving Analytical Matters or Conduct Matters as defined in this Policy, BRM shall consult with CPG (for Complaints involving Analytical Matters) or Compliance (for Complaints involving Conduct Matters) for guidance as to which Group and MD should be responsible for the review and handling of the Complaint, and as to the manner in which the Complaint should be logged.

- For other expressions of dissatisfaction brought to the attention of BRM by a third party that fall outside the definition of a Complaint (e.g., good faith disputes over payment of fees that do not involve Analytical Matters or Conduct Matters), BRM

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[4] In certain cases, a market participant or the public may identify minor errors in a commentary or other publication. Depending on the nature of the communication and the particular facts and circumstances, the identification of such an error may not constitute a Compliant. Accordingly, correction of such errors may be made without triggering the requirements of this Policy. However, if an error is considered an Analytical Error as defined in Bulletin 32, the requirements of that Policy will apply. Likewise, the error may constitute a violation of the RPM and, in such cases, should be reported via the Escalation Management System.

shall consult with CPG, Compliance, Legal, HR or senior BRM management as may be appropriate, as to the manner in which the matter should be addressed.

4.0 Documentation Requirements

4.1 The responsible MD must promptly log all Complaints to the Complaint Log (or the BRM Log). Each submission to the Complaint Log (or the BRM Log) must include:

- The date the Complaint was first received.

- The first and last name of the Fitch employee who received the Complaint.

- The Complainant's name, title, place of business and contact information (including an email address if available), provided the Complainant agrees to supply such information. If the Complainant refuses to provide identifying information and the Complainant's identify cannot be readily ascertained these fields should be completed by inserting "Identify Requested/Unknown".

- Relevant country(s), which is generally either (i) the country(s) in which the Fitch employee(s) whose actions form the basis of the Complaint are based, or (ii) for a Complaint involving a specific rating, the country of the primary analyst.

- Relevant Fitch legal entity, which is generally either (i) the Fitch entity employing the analyst or other employees(s) with respect to whose actions or conduct the Complaint involved, or (ii) for a Complaint involving a specific rating, the entity assigning the rating.

- A summary of the facts and circumstances comprising the Complaint.

- The type of product or service that is the subject of the Complaint, e.g., Credit Rating, Servicer Rating, Research, etc.

- Any actions or communications by Fitch employees in attempting to investigate or address the Complaint.

- A copy of any communications to or from the Complainant regarding the Complaint, or a summary of any oral communications with the Complainant regarding the Complaint.

4.2 The responsible MD, together with CPG (for Analytical Matters) or Compliance (for Conduct Matters) or Legal (for Complaints that have been referred to the Legal Department for review and handling), shall ensure that all material information and documentation relating to the handling of the Complaint, including file memos, internal review memos, documentation received from the Complainant, correspondence to and from the Complainant, and a description as to the final resolution of the Complaint, is saved in the Complaint Log upon the closing of the Complaint.

5.0 Responsibility for Complaint Resolution

5.1 CPG will be responsible for managing the resolution of Complaints primarily involving Analytical Matters. CPG will consult with Compliance should the

Complaint also involve Conduct Matters.

5.2 Compliance will be responsible for managing Complaints primarily involving Conduct Matters. Compliance will consult with CPG should the Complaint also involve Analytical Matters. In addition, Compliance will review and advise relevant staff as to the appropriate manner to handle Complaints that may not be easily categorized as either Analytical or Conduct Matters, including Complaints that were first communicated to BRM.

5.3 CPG and Compliance will immediately consult the Legal Department if a Complaint involves an alleged violation of a law, rule or regulation.

5.4 Any Complaint threatening legal action against Fitch must be referred immediately to the Legal Department for review and handling.

5.5 Other than standard form letters or notices that a Complaint has been received and is being reviewed and/or has been resolved, the Legal Department must review all written responses to the Complainant prior to Fitch sending the response.

5.6 CPG, Compliance and Legal will promptly consult with Human Resources if a Complaint also involves employment-related or personnel matters.

5.7 Multiple or repeating Complaints from the same Complainant involving the same or similar issue, shall addressed and resolved at the discretion of CPG, Compliance or Legal, as appropriate.

Procedure Owners:	Compliance Department
Procedure Writer:	Jeff Horvath
Procedure Reviewers:	John Olert
Procedure Approver:	Charles Brown; Mark Oline; Ian Linnell
Original Creation Date:	March 18, 2014
Version Publication Date:	September 12, 2016
Version:	9

APPENDIX A – ANALYTICAL MATTERS

The following additional requirements pertain to Complaints related to Analytical Matters, and shall be implemented by CPG in connection with their handling and resolution of Complaints:

1. Complaints related to the misapplication of criteria, models (including Complaints related to assumptions), or the analytical performance of an analyst must be immediately referred by the relevant MD to the applicable Regional Credit Officer ("RCO") for review.

2. Upon receipt of the Complaint, the RCO must promptly acknowledge receipt to the Complainant via email.

3. The RCO will promptly review the matter in consultation with the Chief Credit Officer and the relevant Analytical Global Group Head ("GGH") responsible for the area, speak to and coordinate with all relevant parties, and take any actions deemed appropriate.

4. Typically within 30 days of receipt, the RCO will prepare a written summary of the review (in letter form to the Complainant) for review by Legal, detailing the following:

    4.1. How the review was conducted, and the conclusions reached, and

    4.2. Any recommendations for remedial action.

    Legal will review the contents of the letter, and once completed the RCO will send a copy of the letter to the Complainant, the appropriate GGH, the Chief Credit Officer and the CCO.

5. The relevant GGH, or a designee that may have been appointed by the GGH for this purpose, shall promptly acknowledge receipt of the final report by email, and include a response to the RCO's report conclusions either:

    5.1. Agreeing to the remedial action or

    5.2. Proposing an alternative and providing a timeline for completion of any remedial action in the report.

    If no remedial action is required then no communication from the GGH is necessary.

6. Any dispute between recommended actions by the RCO and those proposed by the GGH will be discussed and final action agreed amongst the RCO, GGH (or the Global Analytical Head if appropriate), Chief Credit Officer, and CCO, which may include referral of information to the relevant rating group so that it may consider any possible rating implications. If the assignment of a new rating appears likely, issuance of a Rating Watch may be appropriate pending completion of the full ratings assessment.

7. The GGH shall confirm in writing to the RCO and CCO when the remedial actions, if any, are fully implemented. The RCO will attach the final confirmation to the Complaint Log.

8. If the RCO determines the Complaint is not valid or no action is necessary, an explanation will be noted in the Complaint Log.

9. The RCO will, as appropriate, communicate the manner in which the Complaint was resolved promptly after completing the review.

FitchRatings

Bulletin #: 27

Restrictions on Advising Issuers and Others

Effective Date: August 16, 2010

Version: 2

Author: Legal Department

Introduction
Fitch Ratings is dedicated to maintaining objectivity, independence, integrity and transparency in the rating process. In furtherance of these goals, it is Fitch's policy that its employees, while providing transparency by answering questions and communicating information about the analytical process, shall not provide advice on how to achieve a desired credit rating, as described below, to issuers and others involved in the process of issuing securities rated by Fitch.

Statement of Policy
Fitch shall not issue or maintain a credit rating with respect to an obligor or security where Fitch, or an affiliate, provided advice on how to achieve a desired credit rating to the obligor or the issuer or the underwriter or sponsor of the security, such advice to include suggestions about: (a) the corporate or legal structure of the obligor or issuer of the security; (b) the assets or liabilities of the obligor or issuer of the security or (c) the activities of the obligor or issuer of the security. In addition, with respect to structured finance products, Fitch shall not issue or maintain a credit rating with respect to a security where Fitch, either formally or informally, made proposals or gave advice regarding the design of the structured finance product.

Policy Application and Definitions
1. This policy applies to all analytical groups, all obligors and securities.
2. If Fitch, any rating affiliate or subsidiary, any non-rating affiliate or subsidiary, or any employee, officer or director of Fitch provides advice as described above, then Fitch shall not issue or maintain a credit rating with respect to the obligor or security.
3. It is not possible to provide an exhaustive description or definition of advice. Advice might be given in response to such questions as: "How can a company improve its credit rating or how can a company prevent a downgrade to its credit rating?" In rating structured finance securities, advice might be given in response to: "What can the arranger do to change the results for credit enhancement levels?" or in a case where an analyst is asked to comment on a transaction that has no well-defined structure.

    a. A response to such a question is advice if it is: a directive; a suggestion; a recommendation or a proposal.
    b. A response to any of the above questions is not advice if it: explains the bases, assumptions and rationales behind rating decisions; provides information about the output of expected loss and cash flow models with respect to structured finance securities; directs inquiring parties to criteria reports and special reports for more information about rating methodologies; explains how different characteristics may have driven results or explains rating criteria.
    c. Furthermore, the following is not advice: a response to a request for a rating confirmation upon changes to the terms of a security; an explanation or list of key drivers of ratings or credit enhancement; a description or explanation of characteristics of rating peer groups; an explanation

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of possible triggers for upgrades or downgrades of ratings and securities or credit assessments or other credit opinions provided by Fitch.

Implementation of Policy

Each Fitch employee is responsible for complying with Fitch's restrictions on advising issuers and others. Since, in the rating process, the line between providing feedback and providing advice about how to obtain a desired credit rating may be hard to draw, each employee is expected to ask questions and mentor peers. Any employee who has questions or concerns about whether an employee is providing feedback or providing advice shall seek guidance from the global group head (GGH) responsible for the area or the person designated by the GGH to answer such questions. Each Fitch employee shall attend training in communicating feedback within the first year of beginning employment and again at least every two years. Adherence to this policy will be audited through random or selected e-mail review by Fitch's internal compliance team.

Violation of Policy

Any employee who violates Fitch's policy regarding advising issuers and others may be subject to disciplinary action, up to and including termination of employment. Upon allegation or discovery of any perceived violation, Fitch will promptly submit the security or obligor in question to the relevant rating group's designated person for consideration. The Chief Credit Officer, or such officer's designee, together with a committee consisting of senior analysts from the relevant rating group and at least two other rating groups, will analyze the obligor or security and publicly confirm or otherwise take action on the rating. The public commentary for such rating action shall include a statement that action on the obligor or security was prompted by alleged or perceived violations of this policy.

Statement on "Definition of Ancillary Business"

Executive Summary

Objective: To define "Ancillary Business" and Fitch's RAC disclosure requirement

Application: To all analytical staff globally

Purpose: To ensure that all instances where a European Union based division within the Fitch group that provides an ancillary service to a Fitch rated entity or related entity are disclosed in RACs in accordance with applicable laws and regulations

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1.1. Statement

1.1.1 The term "ancillary business" with respect to Fitch Ratings ("Fitch") means any business other than the provision of independent analysis and rating opinions regarding a variety of risks in the financial markets. Over time, Fitch has developed, and will continue to develop, new rating scales, surveillance products, research products and other analytical services; however, these new scales, products and services will always reflect Fitch's independent risk analysis. Fitch's rating opinions — for example, credit ratings, rating assessments, scores and other relative measures of financial or operational strength — do not comment on the suitability of any particular type of investment or the appropriate level of risk for any user of these rating opinions. In preparing its rating opinions, Fitch is indifferent to the rating or assessment levels achieved and neither suggests nor cautions against individual "target" levels of rating or assessment. Consequently, Fitch does not provide advisory or consulting services to any entity; advisory or consulting services would constitute ancillary businesses.

1.1.2 Examples of Fitch's "core" business include, but are not limited to, the following: assignment and monitoring of public and private ratings, issuance of opinions other than in the form of a rating — for example, credit opinions and scores, issuance of expected ratings , indicative or initial ratings and rating assessments which provide corporate entities the opportunity to receive an indication of what impact a certain set of events would have upon their ratings or credit assessments (e.g., an acquisition or recapitalization); confirmation of existing ratings, based on a proposed action or inaction; in the context of structured finance transactions, provision of feedback to the transaction parties with respect to rating levels based on information provided by the transaction parties and their advisors; model development; dissemination of rating action commentaries, rating reports, research reports and other publications, including, inter alia, methodologies, models, newsletters, commentaries and industry studies; regular verbal and written dialogue with all market participants, including, inter alia, investors, intermediaries, regulators and the media; and organizing and participating in conferences, speaking engagements and educational seminars.

1.1.3 Any ancillary business within the Fitch group of companies is provided by separate companies outside the ratings group or by separate divisions, all of which are subject to Fitch's Firewall Policy and therefore do not present any conflicts of interest for the ratings group. If a separate division of a company within the ratings group that is located in the European Union provides any services to a rated entity or any related third party of such rated entity that are within the definition of "Ancillary Business" as determined pursuant to Regulation (EC) No. 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies, then Fitch discloses such ancillary services in the relevant rating action commentary for such rated entity.

Statement on
"Definition of Ancillary Business"

Effective Date:	July 8, 2016
Procedure Owner:	Mark Oline
Procedure Reviewers:	BRM
Procedure Approver:	Mark Oline
Version 3	

Executive Summary

Objective:	To establish guidelines for the rotation of analysts
Application:	Analytical Staff
Purpose:	To ensure that rotation of analysts is conducted in accordance with applicable laws, regulations and policies.

1.0 General Principles

1.1. Fitch will apply the rotation of analysts in line with regulatory requirements in the relevant local jurisdiction.

1.2 Rotation is often achieved through natural turnover, internal transfers and promotions. Having stated this, analyst rotation will be applied only on a discretionary basis in countries where there are no regulatory requirements. Fitch welcomes the concept of analyst rotation and, as noted, discretion will be used in deciding how to rotate analysts in those countries. The exercise of this discretion should balance the benefits of analyst rotation with business needs in deciding how to rotate analysts. This policy envisages that in countries where there is no regulatory requirement for analyst rotation, business needs may result in different time scales being used to those outlined below in sections 2, 3, 4 and 5 or no rotation at all. Some considerations that should be taken into account in deciding whether to apply a rotation policy are as follows.

- When Fitch approaches the employment of 50 analytical staff in a country, the Credit Policy Group ("CPG") and the relevant analytical product group managers will conduct a review to establish the feasibility of analyst rotation in that country. Fitch regards 50 analytical staff as an appropriate number to apply rotation.

- Such a review will focus on the feasibility of rotation for primary analysts and committee chairs, noting that possible rotation of these members of staff will only commence from a date after the conclusion of the review.

- In the event that the review is unable to reach firm conclusions, a final decision about the feasibility of primary analyst and committee chair rotation will be taken by the Chief Credit Officer and Global Analytical Head.

- In January each year, commencing in 2014, CPG will consider analytical staff numbers in the relevant countries to determine whether a rotation feasibility review is necessary.

1.3 This policy applies to all analysts working on International credit ratings and does not apply to Private Ratings, issuers with only National Ratings and any non-credit rating opinions, such as, for example, Market Implied Ratings, Asset Manager Ratings and Servicer Ratings.

1.4 The details of this policy differ for Structured Finance (RMBS, CMBS, ABS, ABCP, Structured Credit and Covered Bonds) and Corporate and Public Finance. Managers and analysts must refer to the sections below for further details.

2.0 Regions/Countries where analyst rotation applies and General Rotation Rules

2.1 There are regulatory requirements for analyst rotation in the EU, Japan, and Mexico. Analyst rotation is also required in Hong Kong and Singapore but only when the offices in those countries reach the size for rotation to be feasible as outlined in section 1.2 above. Rotation will apply as outlined to analysts employed by Fitch companies in the following countries:

Country	Primary and Secondary Analyst Rotation	Committee Chair Rotation	Other Committee Members
Dubai	EU Rules apply	EU Rules apply	
France	Regulatory Exemption in place	EU Rules apply	
Germany	Regulatory Exemption in place	EU Rules apply	
Hong Kong	No requirement until office exceeds 50 analytical staff and feasibility review concludes rotation is appropriate.	No requirement until office exceeds 50 analytical staff and feasibility review concludes rotation is appropriate.	
Italy	Regulatory Exemption in place	EU Rules apply	
Japan	Primary Analyst only for all ratings except insurance ratings		Japan Rules apply for insurance ratings only
Mexico	Mexico Rules apply for national ratings only	Mexico Rules apply for national ratings only	Mexico Rules apply for national ratings only
Poland	Regulatory Exemption in place	EU Rules apply	
Russia	EU Rules Apply	EU Rules Apply	
Singapore	No requirement until office exceeds 50 analytical staff and feasibility review concludes rotation is appropriate.	No requirement until office exceeds 50 analytical staff and feasibility review concludes rotation is appropriate.	

Country	Primary and Secondary Analyst Rotation	Committee Chair Rotation	Other Committee Members
South Africa	Exemption in place until 31 December 2016		
Spain	Regulatory Exemption in place	EU Rules apply	
Sweden	Not until analytical staff are employed in this office and then EU rules apply	Not until analytical staff are employed in this office and then EU rules apply	
United Kingdom	EU Rules apply	EU Rules apply	

Therefore, if an analyst is based in a country not mentioned in the above table, rotation does not apply unless a review conducted in line with section 1.2 above decides to apply it.

2.2 EU

	All Sov Ratings[1]	All Sov Ratings	All Unsolicited Ratings apart from Unsolicited Sov/IPF Ratings[2]	All Unsolicited Ratings apart from Unsolicited Sov/IPF Ratings	All Solicited Ratings apart from Solicited Sov/IPF Ratings	All Solicited Ratings apart from Solicited Sov/IPF Ratings
	Length of Service	Period of no Service	Length of Service	Period of no Service	Length of Service	Period of no Service
Primary Analyst	4 years	2 years	4 years	2 years	4 years	2 years
Secondary Analyst	5 years	2 years	5 years	2 years	No rotation	No rotation
Committee Chair	7 years	2 years	7 years	2 years	No rotation	No rotation

[1] Ratings of the EFSF and ESM are also included in the definition of sovereign and state. The legislation defines "sovereign ratings" as a State, regional or local authority of a State, debt instruments issued by those bodies or a special purpose vehicle for them, an international financial institution established by two or more states which mobilises funding and provides financial assistance to its members who are experiencing or threatened by severe financing problems.

[2] Fitch's definition of solicitation status is given in Bulletin 14.

2.1.1 Primary and Secondary Analysts

Analyst rotation applies as follows:

1. Primary analysts may remain in this role for a maximum of four years with respect to a Fitch rated entity. They must then take a minimum of two years away from covering the rated entity.

2. a) Secondary analysts, where subject to rotation as shown in the table in the EU section of this policy, may remain in this role for a maximum of five years with respect to a rated entity. They must then take a minimum of two years away from covering the rated entity.

   b) If the secondary analyst becomes the primary analyst at any stage, this person can serve four years as the primary analyst from the date of appointment to the role of primary analyst before taking two years away from the rated entity. This applies to solicited ratings apart from solicited Sovereign and IPF ratings. For all Sovereign and IPF ratings whether solicited or unsolicited and all other unsolicited ratings, an analyst who performs a primary analyst role at any time, can only spend a total of four years as an analyst for that credit. They must then take a minimum of two years away from covering the rated entity.

3. With respect to points 1 and 2 above, during the two year "off" period, the analyst may not perform credit rating activities which are defined as attending management meetings and voting at or chairing rating committees. Observer status at the rating committee is permitted (but there is no right to raise an internal rating appeal). This applies to all product areas affected except in the following circumstances:

   a) Analysts who have the title of Managing Director – Subject to the paragraph below, if such analysts are not performing a primary or secondary analyst role for a rated entity they may attend management meetings without triggering rotation requirements.

2.1.2 Committee Chairs

1. Chairs of rating committees, where subject to rotation as shown in the table in the EU section of this policy, may remain in this role for a maximum of 7 years. They must then take a minimum of two years away from the rated entity. During the two years off, they may not serve as the primary or secondary analyst, or as the committee chair. In addition, they may not attend management meetings or vote at rating committees. This applies to all product areas. This policy will apply in all Fitch entities incorporated in the EU and registered under the regulation.

2.3   Japan

For Insurance Ratings Only: Rating analysts are permitted to vote continuously in committees to determine ratings for a given insurance company during the FRJ's financial year (which is currently calendar year based). However at least one-third of the voting members in any such committee must not be Consecutively Participating Analysts.   A Consecutively Participating Analyst is defined as a voting member who voted in all rating committees held during the prior financial year that either newly assigned, affirmed, reviewed –no action, downgraded, upgraded or withdrew the company's credit ratings[3]. A rating committee member who did not vote in all committees held during the prior financial year is not considered a Consecutively Participating Analyst. This applies to insurance company ratings both assigned and endorsed by FRJ.

For all other ratings, primary analyst responsibilities must be rotated periodically. Any primary analyst who has participated in the rating process for a Rating Stakeholder must refrain from participating in the rating process as the primary analyst for a period of at least two continuous years. This two year period must begin no later than five years after commencement of primary analyst responsibility.

2.4   Brazil and Mexico

In Mexico analyst rotation is referred to in the respective regulations. Therefore Fitch will rotate primary and secondary analysts, committee chairs and other committee members for national ratings only in this country.

Primary and secondary analysts and committee chairs in the IPF Group may remain in these roles for a maximum of five years with respect to the Rated Entity. All other analysts[4] (including those who serve as committee members) may remain in their roles for a maximum of seven years. The minimum period away from covering the Rated Entity will be one year for all staff.

In Brazil the respective regulations state that Fitch must describe its analyst rotation policy if it has one. Fitch has chosen not to apply such a policy and as a result no disclosure is required.

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[3] Does not include the assignment of a Rating Watch.

[4] Includes Structured Finance analysts.

3.0 Application in the EU – Corporate and International Public Finance

3.1 Analysts will rotate around rated entities.

3.2 From 2010, 50% of all primary analysts will be rotated after three years with respect to a rated entity and 50% after 4 years. This staggered rotation will continue beyond 2014 – 50% of primary analysts will rotate again by 2017 and 2018 respectively and so on[5].

3.3 In the situation where 50% of primary analysts rotate by 2013 there are occasions when a completely new analytical team is introduced in a given year. In these circumstances the prospective new primary analyst may attend the management meeting for training in the year before assuming the primary analyst role. Likewise that person may attend but not vote at the rating committee in the year before assuming the primary analyst role, for training purposes.

3.4 Fitch has not adopted a formal rule for the rotation of secondary analysts, where it applies as noted in the table above, except for the requirement that an analyst can serve for only five years as a secondary analyst or four years if the secondary analyst serves as a primary analyst at all during this period.

3.5 This policy shall be applied at the level of the issuer or rated entity, rather than at the level of a security. As such, Corporate and International Public Finance groups are not required to apply this policy separately to multiple securities that are issued by one issuer.

3.6 In cases where an issuer or rated entity has both National and International ratings, this policy shall be applied.

4.0. Application in the EU – Structured Finance

4.1 The rotation period will commence when the primary analyst's and secondary analyst's names (where applicable as noted in the table above) are entered in Structured Finance Work Centre (SFWC). The earliest date for the application of this policy is August 2010.

4.2 The party around which rotation must be applied will vary, depending on the nature of the transaction, as set forth below:

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[5] A target of 45% - 55% is considered to be compliance wherever 50% is mentioned in this policy.

4.2.2 Sole originator transactions

1. Primary and secondary analysts (where applicable as noted in the table above) must rotate around the originator of securitised assets where there is a sole originator in a transaction.

2. Primary analysts may remain in place for up to four years from 2010 after which they must have a minimum two years away from this originator.

3. There is not a formal rule for the introduction of rotation of secondary analysts (where applicable) other than the requirement that an analyst can serve for only five years as a secondary analyst or four years if the secondary analyst becomes the primary analyst at any point during this period.

4. A further test also applies; if this test is met, rotation must occur earlier: If the same originator and arranger (an arranger is defined as the financial institution which has arranged the transaction) act together on three different transactions in a twelve month period, then the primary and secondary analysts (where applicable) must be rotated away from the originator immediately. (The same definition is used for a "sponsor" of a Special Purpose Vehicle (SPV). The term arranger and sponsor are frequently used in Structured Finance and are used interchangeably in this policy.)

5. Surveillance analysts commence work on transactions from the date a transaction closes and may perform this role for up to four years. They shall rotate around the originator, unless there is no clear single originator in which case they shall rotate around the arranger or sponsor of the SPV whose securities have been rated or the entity which has made a shelf filing for that transaction. (A shelf filing is defined as an arrangement where the ability to issue securities is set up in advance of issuance so that securities can be issued when market conditions allow.)

6. Surveillance analysts who are analysing transactions as at the effective date of this policy may remain in place for up to four years from this date, after which they must have a minimum of two years away from the originator, sponsor or entity which has made a shelf filing, as the case may be.

4.2.3 Multi originator transactions

1. Primary, secondary (where applicable) and surveillance analysts shall rotate around the arranger of the transaction or sponsor of the SPV.

2. They must do so on the same dates/time periods identified for sole originator transactions without the further rotation tests applied.

4.2.4 Captive transactions including multi-issuance vehicles

1. If the originator of the assets also arranges/structures the transaction the primary, secondary (where applicable) and surveillance analysts must rotate around the originator.

2. The rotation dates/time periods shall be the same as for sole originator transactions without the further rotation test applied.

5.0 Committee Chairs in the EU in All Analytical Groups (where applicable as noted in the table above)

5.1 The rotation period commences on the date of the first rating committee after the effective date of this policy, August 2010. This applies to both Corporate and Structured Finance.

5.2 50% of committee chairs must step away from the chair role after six years and the remaining 50% of chairs must step away after seven years.

5.3 Chairs must have two years away from the entity as described in the respective Corporate and Structured Finance analyst sections in this policy after completing their period as chair.

5.4 Chairs will be determined by a formal selection process, consistent with the instruction provided in Section 5.3 of the Rating Process Manual (RPM).

5.5 Structured Finance

- If a preliminary committee occurs for a transaction, the rotation period commences on the date of this preliminary committee.

- For sole originator transactions the same test as stated in section 4.2.2 (1) will apply.

- This means that chairs must rotate around the originator of securitised assets where there is a sole originator in a transaction. The test identified in section 4.4.2 (4) will not apply.

For multi originator transactions the same tests will apply as for primary and secondary analysts (where applicable). This means that the chair shall rotate around the arranger/sponsor of the SPV.

6.0 Independent Committee Members Globally

In addition to the analyst rotation requirements contained within this policy, all rating committees must comply with all relevant instructions contained within the Rating Process Manual. This includes instructions with respect to the participation of independent committee members at rating committees.

Procedure Owner:	Deborah Seife, Managing Director, GOM +1 212 908 0604

Procedure Writer:	Deborah Seife, Managing Director, GOM +1 212 908 0604
Procedure Reviewers:	Jeff Horvath, Chief Compliance Officer +1 212 908 0537 Stuart Jennings, Regional Credit Officer +44 20 3530 1219 Sharon Raj, Managing Director, Global Rating Policies & Publishing +44 20 3530 1177
Procedure Approver:	Executive Committee & Fitch Ratings Inc. Board
Effective Date:	15 December 2015
Bulletin:	#34
Version:	12

Executive Summary

Objective: To establish procedures for the review of the analytical work product of any Analyst who accepts subsequent employment with a Rated Entity or Transaction Participant.

Application: Analytical staff of Fitch Ratings, Inc. or any Item 3 Affiliate.

Purpose: To identify and manage potential conflicts of interest that may arise when an analytical employee of Fitch Ratings, Inc. accepts employment with a Rated Entity or Transaction Participant.

1.0   Introduction

1.1.   Purpose. To identify and manage potential conflicts of interest that may arise when an analytical employee of Fitch Ratings accepts subsequent employment with a Rated Entity or Transaction Participant.

1.2.   Scope. This procedure applies to Analysts and their supervisors who are engaged in assigning Credit Ratings on behalf of Fitch Ratings, Inc. and its subsidiaries carrying out a credit rating business (excluding joint ventures or minority investments where Fitch Ratings, Inc. does not exercise day-to-day control, "Fitch Ratings"). These requirements do not apply to employees participating in assigning ratings other than Credit Ratings (e.g., Servicer Ratings).

2.0   Definitions

2.1   **Analyst** means an employee of Fitch Ratings who participates in assigning Credit Ratings for Rated Entities.

2.2   **Analytical Activities** means (a) performing analyses to determine a credit rating, credit opinion, rating assessment, or credit score; or (b) participating in a rating committee, and may be carried out by an Analyst or a member of the Credit Policy Group.

2.3   **Analytical Group** means a sector-specific group that performs Analytical Activities.

2.4   **Conflicts Review Committee** means an independent review committee convened to review Credit Ratings that a Designated Person ("DP") has concluded, pursuant to the Risk Based Assessment, may have been influenced by a potential conflict.

2.5   **Credit Rating** has the meaning as set forth in Fitch's Definitions of Ratings and Other Forms of Opinion. For purposes of this procedure, Credit Ratings refer to new ratings only for purposes of assessing committee participation for Leavers from a structured finance group.

2.6   **Designated Person** ("DP") means an Analyst titled Senior Director or above who has been appointed to conduct a Risk Based Assessment with respect to a Leaver.

2.7   **Item 3 Affiliate** means one of the credit rating affiliates of Fitch Ratings, Inc., that is set forth on Item 3 of Fitch's Form NRSRO annual certification available at Fitch's public website at https://www.fitchratings.com/site/regulatory.

2.8   **Last Committee Participation Date** means the last date on which the Leaver participated in a committee assigning Credit Ratings to a Rated Entity or in a committee where the subsequent employer was a Transaction Participant, which can be no earlier than 3 years prior to the Leaver's Last Committee Participation Date.

2.9 **Leaver** means an Analyst who has terminated or will be terminating their employment at Fitch Ratings. For purposes of the 5-Year Process described in section 8, Leavers also include a) senior officers defined as Managing Director level employees; and b) supervisors of Leavers who are engaged in assigning Credit Ratings.

2.10 **Look Back Mailbox** means the mailbox used by the Global Operations Management (GOM) to record information regarding Terminations.

2.11 **Participation** means attendance at a committee (including appeal committees) as a voting member assigning a Credit Rating to a Rated Entity or in a committee where the subsequent employer was a Transaction Participant.

2.12 **Rated Entity** means an entity or its securities to which Fitch Ratings assigned a Credit Rating.

2.13 **Risk Based Assessment** means a review of the Leaver's analytical work product with respect to a Rated Entity or Transaction Participant to determine whether there is a possibility of a conflict of interest that may have influenced the rating process with respect to such entity.

2.14 **Termination** means an Analyst who voluntarily or involuntarily terminated their employment at Fitch Ratings.

2.15 **Termination Date** means the date at which an individual terminated their employment at Fitch Ratings.

2.16 **Transaction Participant** means the issuer, arranger, underwriter or sponsor (which may or may not be a Rated Entity) of a security or money market instrument to which Fitch assigned a Credit Rating.

3.0 Notification of an Analyst's Termination

3.1 Managers or Analytical Group heads shall promptly notify Human Resources (HR) or the GOM of a Termination of any Analyst.

3.1.1 Managers of Leavers, the Analytical Group head and HR are required to ask the Leaver of a voluntary Termination the name of their future employer or whether the Leaver intends to otherwise return to school, retire or take time off and document available details for submission to the Look Back Mailbox.

3.1.2 A member of GOM, HR, the manager of the Leaver, or the Analytical Group head shall promptly notify the DP from the respective group of the Termination.

3.1.3 The Regional Group Head[1] shall select an individual(s) who will serve as a standing DP(s) for their Analytical Group. DPs may be from the same broad analytical group or a different analytical group.

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[1]For purposes of this procedure, Regional Group Head is an individual who has regional management responsibility for a specific product area (e.g. Regional Group Head for EMEA Corporates).

3.1.4   A person is eligible to act as a DP if they did not participate in any of the credit committees reviewed as part of the Risk Based Assessment process and was not the immediate manager of the Leaver at any time during the 12 months prior to the Leaver's Last Committee Participation Date.

If a Risk Based Assessment is required and the DP is conflicted, the Regional Group Head shall select another eligible DP.

4.0   Leavers' Involvement with the Rated Entity or Transaction Participant

4.1   The DP must determine within 5 business days of being notified of the Leaver's Termination whether the subsequent employer is a Rated Entity or Transaction Participant and if so, whether the Leaver a) participated in assigning a Credit Rating to the Rated Entity; or b) participated in assigning a Credit Rating where the subsequent employer was a Transaction Participant during the 24 months prior to the Leaver's Last Committee Participation Date.

4.2   The DP shall promptly document these results in the Analytical Leaver Questionnaire ("ALQ") and submit the document to the Look Back Mailbox.

4.3   An ALQ does not need to be submitted in the case of an involuntary Termination.

5.0   Identification of Leavers' Subsequent Employment

5.1   Where Leavers' Subsequent Employer Is Known. If a Leaver has accepted employment at a Rated Entity or Transaction Participant and if the Leaver participated in assigning a Credit Rating a) to that Rated Entity; or b) where the subsequent employer was a Transaction Participant during the 24 months prior to the Leaver's Last Committee Participation Date, a Risk Based Assessment as described in section 6 must be performed.

5.2   Where Leavers' Subsequent Employer Is Not Known. If the subsequent employer of a Leaver is not disclosed or a Termination is involuntary, during the next 90 calendar days following the Leaver's Termination Date, GOM will attempt to determine whether the Leaver's subsequent employer is a Rated Entity or Transaction Participant by conducting a LinkedIn search.

5.2.1   If the Leaver's public profile on LinkedIn states that the Leaver subsequently accepted employment at a Rated Entity or Transaction Participant and the Leaver participated in assigning a Credit Rating a) to that Rated Entity; or b) where the subsequent employer was a Transaction Participant during the 24 months prior to the Leaver's Last Committee Participation Date, GOM will refer the matter to the relevant DP and a Risk Based Assessment as described in section 6 shall be performed.

5.2.2   If there are no results from the LinkedIn search but Fitch receives information from another source during the 90 days that the Leaver accepted employment with a Rated Entity or Transaction Participant, GOM will refer the matter as described above.

5.2.3   If there are no results from the LinkedIn search or the Leaver's subsequent employer is not a Rated Entity or Transaction Participant, no further action is required until the annual review process (as described in section 8).

6.0   Risk Based Assessment

6.1   A Risk Based Assessment is performed by the DP, who must consider a number of factors to determine whether they reasonably believe that a potential conflict may have influenced a Credit Rating. The factors to be considered must include, but are not necessarily limited to:

a)   A review of emails between the Rated Entity or Transaction Participant and the Leaver to determine if the ratings of the entity may have been influenced by the Leaver. The review shall cover the period described in section 6.3 below;

b)   A review of ratings of the entity and peers to determine if the entity appeared to be an outlier based on price characteristics of bonds, CDS or equity based indicators or of other publicly held ratings (does not apply to Structured Finance);

c)   Exceptions to any policy granted such as delayed committees, publication of RACs, committee quorums;

d)   Criteria or model variances, including whether the rating file clearly documented a reasonable basis or rationale for the variance;

e)   Appeal committees to determine if the committee outcome may have been influenced by the Leaver; and

f)   Credit factors of the Rated Entity measured against its peers to assess any outliers or ratings analysis that may have been overly favorable particularly related to exceptions to criteria, including: a review of the last committee package, the entity's rating action commentaries; and management meeting notes.

For the portion of the Risk Based Assessment that covers the period between the Leaver's Last Committee Participation Date and the Termination Date (refer to section 6.2), the DP must determine whether they reasonably believe that a potential conflict may have influenced a Credit Rating (n.b. the Leaver did not participate in these committees).   The factors to be considered include, but are not necessarily limited to:

a)   A review of ratings of the entity to determine if the ratings assigned during the period appeared to be inconsistent with those assigned during the 24 months prior to the Leaver's Last Committee Participation Date; and

b)   A review of emails as described in section 6.1(a) above.

6.2   The Risk Based Assessment shall cover a period starting from the date (a) 24 months prior to the Leaver's Last Committee Participation Date not to exceed three years; and (b) the Leaver's Last Committee Participation Date to their Termination Date.

Risk Based Assessments performed as part of the 5-Year Process (as described in Section 8) shall cover the period 12 months prior to the Leaver's Termination Date.

6.3   If, based on the consideration of relevant factors, no potential conflict was identified that appeared to influence the Credit Rating, the DP shall document the results of the analysis in the appropriate template (i.e. the Risk Based Assessment or 5-Year Process template) and submit the document to the Look Back Mailbox. Once submitted, no further action is necessary.

6.4   The DP must complete the Risk Based Assessment within 30 days of Leaver's Termination Date and submit the completed template and their final assessment to the Global Group Head, the Chief Credit Officer, HR and the Look Back mailbox.

       Subject to section 8.2, a Risk Based Assessment performed as part of the 5-Year Process must be completed within 30 days of Fitch learning that the Leaver's subsequent employer is a Rated Entity or Transaction Participant and that they participated in assigning a Credit Rating to the Rated Entity during the 12 months prior to their Termination.

6.5   If, based on the consideration of relevant factors, it appears that a conflict may have influenced the Credit Rating, the DP shall refer the matter to a Regional Credit Officer and initiate a Conflicts Review Committee as described in section 7. In addition, the DP shall:

       6.5.1   Publish within one business day a rating action commentary (RAC) placing the applicable Credit Rating on Rating Watch. Fitch must disclose within the RAC: a) that the review was prompted by the analyst's departure; b) that the reason for the action is the discovery that the Credit Rating assigned to a Rated Entity may have been influenced by a conflict of interest; and c) both the date and the associated credit rating of each prior rating action that Fitch determined may have been influenced by the conflict.

7.0   Conflicts Review Committee

7.1   A Conflicts Review Committee must be: a) convened by the DP, in consultation with the relevant Regional Credit Officer, to re-rate all Credit Ratings identified by the DP as potentially influenced by the potential conflict; and b) be completed within 15 calendar days of notification of a potential conflict.

       7.1.1   A Conflicts Review Committee quorum shall be composed of at least five members subject to the following:

             a)   must include at least two senior directors who did not participate as committee members with regard to the rating(s) under consideration;

             b)   include the DP;

             c)   a majority of the Conflicts Review Committee shall not have participated in the original Credit Rating committee(s); and

             d)   the chair shall not have participated as a committee member with regard to the rating(s) in question.

7.2   Following the conclusion of the Conflicts Review Committee, the committee shall publish, within one business day, based on the determination of whether the current Credit Rating assigned to the Rated Entity must be revised (as applicable):

       7.2.1   A revised Credit Rating, if appropriate, and include within the RAC disclosing the revised Credit Rating: a) that the review was prompted by the analyst's departure; b) an explanation that the reason for the action is the discovery that a Credit Rating assigned to a Rated Entity in one or more prior rating actions was influenced by a conflict of interest; c) the date and the associated Credit Rating of each prior rating action that Fitch has determined was influenced by the conflict, if any, and; d) a description of the impact the conflict had on each such prior rating action; or

An affirmation of the Credit Rating, if appropriate, and include within the RAC disclosing the affirmation: a) that the review was prompted by the analyst's departure; b) an explanation of why no rating action was taken to revise the Credit Rating notwithstanding the conflict; c) the date and the associated Credit Rating of each prior rating action that Fitch has determined was influenced by the conflict, if any; and d) a description of the impact the conflict had on each such prior rating action, if any.

7.2.2 A summary report of the committee's findings (including a list of impacted credits) shall be provided to the Chief Compliance Officer within one business day following the conclusion of the Conflicts Review Committee.

8.0 Years One Through Five Post-Termination

For Leavers of Fitch Ratings, Inc. or any Item 3 Affiliate:

8.1 GOM will review the public LinkedIn profile of the Leaver beginning at the end of each December and continuing for a period of five years from the Termination Date to determine whether the Leaver subsequently became employed by a Rated Entity or Transaction Participant ("5-Year Process").

8.2 Years One and Two. If the Leaver participated in a committee assigning a Credit Rating a) to a Rated Entity; or b) where the subsequent employer was a Transaction Participant, during the 12 months prior to the Leaver's Termination Date, then GOM shall notify the DP from the respective Analytical Group who must perform a Risk Based Assessment as defined in section 6.

8.3 Years Three through Five. A Risk Based Assessment as defined in section 6 is not required if the former employee participated in a committee assigning a Credit Rating a) to a Rated Entity; or b) where the subsequent employer was a Transaction Participant during the 12 months prior to the Leaver's Termination Date unless relevant Analytical staff may otherwise have reason to believe that a conflict of interest influenced a Credit Rating.

9.0 File Maintenance

9.1 All documentation relating to the look back review process will be retained by GOM for the periods specified in *Bulletin #11 File Maintenance and Recordkeeping Policy for Analytical Groups, Credit Policy, Global Content Operations and Global Operations Management.*

Procedure Owners:	Global Operations Management
Procedure Writer:	Debbie Seife
Procedure Reviewers:	Elena Pitshone
Procedure Approver:	Louise Pesano
Original Creation Date:	March 18, 2014
Effective Date:	January 1, 2017 (becomes a procedure)
Version:	1 (Replaces Policy Bulletin #24 v15 retired on January 1, 2017)